UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

G1 THERAPEUTICS, INC.

(Name of Subject Company)

G1 THERAPEUTICS, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

3621LQ109

(CUSIP Number of Class of Securities)

John E. Bailey, Jr.

President and Chief Executive Officer

700 Park Offices Drive, Suite 200

Research Triangle Park, NC 27709

(919) 213-9835

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

Matthew J. Gardella, Esq. Jason S. McCaffrey, Esq. Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. One Financial Center Boston, MA 02111 (617) 542-6000	Sarah Young, Esq. Ropes & Gray LLP 1211 Avenue of the Americas New York, NY 10036 (617) 951-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1. Subject Company Information.

Name and Address

The name of the subject company is G1 Therapeutics, Inc., a Delaware corporation (“G1” or the “Company”). Unless the context indicates otherwise, we use the terms “us,” “we” and “our” to refer to the Company. The address of the Company’s principal executive office is 700 Park Offices Drive, Suite 200, Research Triangle Park, North Carolina 27709. The telephone number of the Company’s principal executive office is (919) 213-9835.

Securities

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is the Company’s common stock, par value $0.0001 per share (the “Common Stock”). As of August 16, 2024, there were (a) 52,890,375 shares of Common Stock issued and outstanding, (b) 6,712,612 shares of Common Stock subject to issuance pursuant to outstanding Company Options, (c) 270,000 shares of Common Stock subject to issuance pursuant to outstanding Company PSUs, (d) 1,933,541 shares of Common Stock subject to issuance pursuant to outstanding Company RSUs, and (e) 100,000 shares of Common Stock subject to issuance pursuant to outstanding Company DSUs. “Company Equity Incentive Plans” means the G1 Therapeutics, Inc. 2011 Equity Incentive Plan, the G1 Therapeutics, Inc. Amended and Restated 2017 Employee, Director and Consultant Equity Incentive Plan, the G1 Therapeutics Amended and Restated 2021 Inducement Equity Incentive Plan, and any inducement grants under NASDAQ Listing Rule 5635(c)(4), each as amended and/or restated from time to time, copies of which are filed as Exhibits (e)(5), (e)(6), and (e)(7) to this Schedule 14D-9 and are incorporated herein by reference, and (i) “Company Option” means an option to purchase shares of Common Stock granted under a Company Equity Incentive Plan, (ii) “Company PSU” means a restricted stock unit granted under a Company Equity Incentive Plan which is subject to performance-based vesting restrictions, (iii) “Company RSU” means a restricted stock unit granted under a Company Equity Incentive Plan which is subject to time-based vesting restrictions, and (iv) “Company DSU” means a deferred stock unit granted under a Company Equity Plan.

Item 2. Identity and Background of Filing Person.

Name and Address

The name, address and telephone number of the Company, which is the person filing this Schedule 14D-9 and the subject company, are set forth in Item 1 above under the heading “Name and Address.”

Tender Offer

This Schedule 14D-9 relates to the tender offer by Genesis Merger Sub, Inc., a Delaware corporation (“Purchaser”) a wholly owned subsidiary of Pharmacosmos A/S, a Danish Aktieselskab (“Parent”), to acquire any and all of the issued and outstanding shares of Common Stock (the “Shares”), at a purchase price of $7.15 per Share (the “Offer Price”), net to the seller thereof in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 20, 2024 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”).

The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Parent and Purchaser with the Securities and Exchange Commission (the “SEC”) on August 20, 2024. The Offer to Purchase and a form of the Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to this Schedule 14D-9 and are incorporated herein by reference. The Offer to Purchase and form of Letter of Transmittal are being mailed to the Company’s stockholders together with this Schedule 14D-9.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of August 6, 2024 (as it may be amended or supplemented in accordance with its terms, the “Merger Agreement”), among the Company, Purchaser and Parent, pursuant to which, among other matters, after the completion of the Offer and the satisfaction or waiver of certain conditions set forth in the Merger Agreement, Purchaser will merge with and into the Company (the “Merger”) in accordance with Section 251(h) of the General Corporation Law of the State of Delaware, as amended (the “DGCL”), with the Company continuing as the surviving corporation of the Merger (the “Surviving Corporation”), without a meeting or vote of the stockholders of the Company in accordance with Section 251(h) of the DGCL. Upon filing of the certificate of merger with the Secretary of State of the State of Delaware, or at such later time as is specified in the certificate of merger and agreed to by Purchaser and the Company (the “Effective Time”), each Share (other than (a) Shares held in the treasury of the Company immediately prior to the Effective Time, (b) Shares that immediately prior to the Effective Time were owned by Parent, Purchaser, the Company or any of their direct or indirect wholly owned subsidiaries, and (c) Shares held by a holder who is entitled to demand and properly demands appraisal of such Shares pursuant to, and who complies in all respects with, Section 262 of the DGCL) will be automatically canceled and converted into the right to receive an amount in cash equal to the Offer Price (the “Merger Consideration”), without interest and subject to any withholding of taxes required by applicable law. The treatment of equity awards under the Company Equity Incentive Plans, including Company Options, Company RSUs, and Company PSUs, is discussed below in “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements Between the Company and its Executive Officers, Directors and Affiliates.” A more complete description of the Merger Agreement can be found in Section 11 of the Offer to Purchase under the caption “The Merger Agreement; Other Agreements—The Merger” and a copy of the Merger Agreement has been filed as Exhibit (e)(1) to this Schedule 14D-9 and each is incorporated herein by reference. The Offer, the Merger and the other transactions contemplated by the Merger Agreement are collectively referred to as the “Transactions.”

The obligation of Purchaser to purchase Company Shares tendered in the Offer is subject to the satisfaction or waiver of certain conditions set forth in Annex I to the Merger Agreement, including (i) there shall have been validly tendered in the Offer and “received” by the “depositary” (as such terms are defined in Section 251(h) of the DGCL), and not validly withdrawn prior to the expiration of the Offer that number of Company Shares that, considered together with all the number of Company Shares (if any) then beneficially owned by Parent and Purchaser (together with their wholly owned subsidiaries), represents at least a majority of the Company Shares outstanding as of the consummation of the Offer (the “Minimum Condition”); (ii) the waiting period (and any extension thereof) applicable to consummation of the transactions contemplated by the Merger Agreement under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), shall have expired or been terminated and all approvals or clearances applicable to the Offer or the Merger in accordance with the foreign antitrust laws shall have been obtained or given; (iii) no court of competent jurisdiction shall have issued an order, decree or ruling or taken any other action restraining, making illegal, enjoining or otherwise prohibiting the acquisition or payment for the Company Shares pursuant to the Offer or the consummation of the Merger, and no law that is applicable to the Offer or the Merger restraining, making illegal, enforcing or otherwise prohibiting the acquisition of or payment for the Company Shares pursuant to the Offer or consummation of the Merger shall be in effect, and no law applicable to the Offer or the Merger restraining, making illegal, enforcing or otherwise prohibiting the acquisition of or payment for the Shares pursuant to the Offer or the consummation of the Merger shall be in effect; (iv) the representations and warranties of the Company contained in the Merger Agreement shall be accurate, subject to customary materiality thresholds and exceptions; (v) the Company shall have performed or complied in all material respects with its covenants and agreements contained in the Merger Agreement; provided, however, that Parent and Purchaser shall not be permitted to invoke this condition unless they shall have taken all actions required under the Merger Agreement to avoid any such order or law or have any such order lifted (vi) there shall not have occurred, and be continuing at the expiration time of the Offer, a Company Material Adverse Effect (as defined in the Merger Agreement); and (vii) other customary conditions set forth in Annex I of the Merger Agreement and further summarized in Section 15 of the Offer to Purchase (collectively, the “Offer Conditions”).

The Offer will initially expire at one minute after 11:59 p.m. (New York City time) on September 17, 2024 (the “Expiration Date”). The Expiration Date may be extended as follows: (i) if on the then scheduled Expiration Date, the Minimum Condition has not been satisfied or any of the other Offer Conditions has not been satisfied, or waived by Parent or Purchaser if permitted under the Merger Agreement, then upon the Company’s written request, Purchaser shall, and Parent shall cause Purchaser to, extend the Offer for one or more periods of time of up to ten business days per extension (or such longer period as may be agreed by the Company and Parent) in order to permit the satisfaction of such Offer Conditions (subject to the right of Parent or Purchaser to waive any Offer Condition to the extent permitted under the Merger Agreement); and (ii) Purchaser shall, and Parent shall cause Purchaser to, extend the Offer for the minimum period required by applicable rule, regulation, interpretation or position of the SEC or its staff or The Nasdaq Global Select Market. However, in no event will Purchaser be required to, and the Purchaser will not, under any circumstances, without the prior consent of the Company, extend the Offer and the then scheduled Expiration Date to a date later than the earlier to occur of (A) the valid termination of the Merger Agreement in accordance with its terms, and (B) May 3, 2025; provided, however, that if any regulatory approval Offer Condition has not been satisfied as of such date, then the Company will have the right, in its sole discretion, to extend the Expiration Date to August 1, 2025.

As set forth in the Schedule TO, the principal executive offices of Parent and Purchaser are located at Roervangsvej 30, DK-4300 Holbaek, Denmark. The telephone number of Parent and Purchaser is +45 5948 5959.

The foregoing summary of the Offer, the Merger and the Merger Agreement is qualified in its entirety by the description contained in the Offer to Purchase and the Letter of Transmittal, and by the Merger Agreement. The information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents and this Schedule 14D-9, can be obtained without charge from the SEC’s website at www.sec.gov or on the investor relations section of the Company’s website at https://investor.g1Therapeutics.com, and the Offer to Purchase and the other related materials are available directly from Georgeson LLC, the Information Agent engaged by Purchaser for the Offer, toll free at (866) 461-6997 or at (781) 896-3679 outside the United States. The information on the Company’s or the SEC’s website is not considered a part of this Schedule 14D-9, nor is such information incorporated herein by reference.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth or incorporated by reference in this Schedule 14D-9, including in the Definitive Proxy Statement of the Company on Schedule 14A filed with the SEC on April 25, 2024 and filed as Exhibit (e)(35) to this Schedule 14D-9, which is incorporated by reference herein, to our knowledge, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest between the Company or any of its affiliates, on the one hand and (i) any of its executive officers, directors or affiliates, or (ii) Parent, Purchaser or any of their respective executive officers, directors or affiliates, on the other hand.

The Company’s board of directors (the “Board”) was aware of all such contacts, agreements, arrangements or understandings and any actual or potential conflicts of interest and considered them along with other matters, as set forth in Item 4 below under the heading “Reasons for the Recommendation of the Board.”

Any information that is incorporated herein by reference shall be deemed modified or superseded for purposes of this Schedule 14D-9 to the extent that any information contained herein modifies or supersedes such information.

Arrangements with Purchaser, Parent, and their Affiliates.

Merger Agreement

On August 6, 2024, Parent, Purchaser and the Company entered into the Merger Agreement, pursuant to which Parent, through Purchaser, will commence the Offer to acquire all of the Shares at a price of $7.15 per share in cash, without interest, subject to any applicable withholding taxes. If successful, upon the terms and conditions set forth in the Merger Agreement, the Offer will be followed by a merger of Purchaser with and into the Company, with the Company continuing as the Surviving Corporation and as a wholly-owned subsidiary of Parent. The summary of the material provisions of the Merger Agreement contained in Section 11 of the Offer to Purchase, and the description of the conditions of the Offer contained in Section 15 of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the full text of the Merger Agreement.

The Merger Agreement governs the contractual rights among the Company, Parent and the Purchaser in relation to the Offer and the Merger. The Merger Agreement has been included as an exhibit to this Schedule 14D-9 to provide the Company’s stockholders with information regarding the terms of the Merger Agreement. The Merger Agreement contains representations and warranties made by the Company to Parent and Purchaser and representations and warranties made by Parent and Purchaser to the Company. Neither the inclusion of the Merger Agreement nor the summary of the Merger Agreement is intended to modify or supplement any factual disclosures about the Company, Parent or the Purchaser in the Company’s public reports filed with the SEC. In particular, the assertions embodied in these representations and warranties are qualified by information in a confidential disclosure schedule provided by the Company to Parent and the Purchaser in connection with the signing of the Merger Agreement. This disclosure schedule contains information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. In addition, the representations and warranties in the Merger Agreement were negotiated with the principal purpose of allocating risk among the Company, Parent and the Purchaser, rather than establishing matters of fact. Additionally, such representations and warranties may also be subject to a contractual standard of materiality that is different from what may be viewed as material by holders of Shares or from the standard of materiality generally applicable to reports or documents filed with the SEC. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about the Company, Parent and the Purchaser. The Company’s stockholders should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of the Company, Parent or the Purchaser, or any of their respective subsidiaries or affiliates, and should consider the information in the Merger Agreement in conjunction with the entirety of the factual disclosure about the Company in its public reports filed with the SEC.

The summary of the material terms of the Merger Agreement and the descriptions of the conditions to the Offer contained in the Offer to Purchase and incorporated herein by reference do not purport to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Confidentiality Agreement

On February 6, 2024, the Company and Parent entered into a mutual confidentiality agreement (the “Original Confidentiality Agreement”) to facilitate discussions regarding a potential business or collaborative relationship between the parties. On July 11, 2024, the Original Confidentiality Agreement was amended for the parties to engage in discussions related to a possible negotiated business transaction (the Original Confidentiality Agreement, as amended, the “Confidentiality Agreement”). Under the terms of the Confidentiality Agreement, Parent and the Company agreed that, subject to certain customary exceptions including the ability to make disclosures required by applicable law, any non-public information each may make available to the other and their respective representatives will not be disclosed or used for any purpose other than the evaluation, negotiation and consummation of a possible license or business combination involving Parent and the Company. The obligations of the receiving party under the Confidentiality Agreement remain for a period of three years from the date of the Original Confidentiality Agreement. The Confidentiality Agreement did not include a standstill provision.

The foregoing summary and description of the Original Confidentiality Agreement and the amendment to the Original Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreements, a copy of which are filed as Exhibit (e)(2) and (e)(3), respectively, to this Schedule 14D-9 and are incorporated herein by reference.

Exclusivity Agreement

Prior to signing the Merger Agreement, on August 6, 2024, the Company and Parent entered into a letter agreement (the “Exclusivity Agreement”). Under the terms of the Exclusivity Agreement, during the period commencing from the date the Exclusivity Agreement was entered into and ending on the earlier of (x) the entry into a final definitive agreement regarding a strategic transaction between the Company and Parent, and (y) 9:29 a.m. (New York time) on August 7, 2024, the Company agreed not to, nor cause its officers, directors, investment bankers, attorneys and accountants retained by or on behalf of such persons to (other than with respect to Parent and Purchaser):

•

solicit, initiate or knowingly encourage the submission of any proposal or offer (each of the following, other than in connection with exercise or repurchase of existing equity interests, an “Acquisition Proposal”) from any person or entity relating to any liquidation, dissolution, recapitalization of, merger or consolidation with or into, or acquisition or purchase of any material assets of, or any capital stock or other equity security of, the Company or relating to any other similar transaction or combination involving the Company or any of its affiliates;

•	participate in any discussions or negotiations regarding, or furnish to any other person or entity any information with respect thereto; or

•

otherwise knowingly cooperate in any way, or knowingly assist or participate in, facilitate or encourage any effort or attempt to by, or enter into an agreement with any other person or entity to do or seek to do, any of the foregoing.

The foregoing description of the Exclusivity Agreement does not purport to be complete and is qualified in its entirety by reference to the Exclusivity Agreement, which is filed as Exhibit (e)(4) to this Schedule 14D-9 and is incorporated herein by reference.

Arrangements Between the Company and its Executive Officers, Directors and Affiliates

In considering the recommendation of the Board to holders of Shares to tender Shares in the Offer, stockholders should be aware that the Company’s executive officers, members of the Board and affiliates may be considered to have interests in the execution and delivery of the Merger Agreement and all of the Transactions, including the Offer and the Merger, that may be different from or in addition to those of the Company’s stockholders generally. The Board was aware of these interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the Transactions, as more fully discussed below in “Item 4. The Solicitation or Recommendation—Recommendation of the Board” and “Item 4. The Solicitation or Recommendation—Reasons for the Recommendation.”

The Company’s executive officers are as follows:

Name	Position
John E. Bailey, Jr.	Chief Executive Officer, President and Director
Mark Avagliano	Chief Business Officer
Rajesh K. Malik, M.D.	Chief Medical Officer
Terry L. Murdock	Chief Operating Officer
Andrew Perry	Chief Commercial Officer
Monica Roberts Thomas	Chief Legal and People Officer
John W. Umstead V	Chief Financial Officer

Effect of the Transactions on Company Equity Awards

Pursuant to the Merger Agreement, each Company Option, whether vested or unvested, that is outstanding and unexercised immediately prior to the Effective Time will fully vest and be cancelled and converted into the right to receive, for each share of Common Stock underlying such Company Option, an amount (without interest and subject to any applicable withholding tax) in cash equal to the excess of the Offer Price over the exercise price per share of such Company Option; and each Company Option that is outstanding and unexercised immediately prior to the Effective Time and has a per share exercise price that is equal to or greater than the Offer Price ration will be cancelled as of the Effective Time for no consideration.

Pursuant to the Merger Agreement, each Company RSU, Company PSU and Company DSU, whether vested or unvested, that is outstanding immediately prior to the Effective Time will fully vest and be cancelled and converted into the right to receive, for each share of Common Stock underlying such Company RSU, Company PSU or Company DSU, an amount (without interest and subject to any applicable withholding tax) in cash equal to the Offer Price (assuming, in the case of each Company PSU, that 100% performance is achieved).

For an estimate of the amounts that would be payable to each of our executive officers and directors with respect to his or her outstanding equity awards, see the section entitled “—Consideration Payable for Outstanding Shares Pursuant to the Offer or the Merger” below.

Consideration Payable for Outstanding Shares Pursuant to the Offer or the Merger

Pursuant to the Merger Agreement, each Company Option, Company RSU, Company PSU and Company DSU, whether vested or unvested, that is outstanding immediately prior to the Effective Time, will be cancelled and converted into the right to receive an amount in cash as described above in the section entitled “—Effect of the Transactions on Company Equity Awards.”

Vested Company Options. The following table identifies, for each of the Company’s executive officers and directors, the number of shares of Common Stock subject to his or her Company Options that have an exercise price less than the Offer Price (“In-the-Money Company Options”) that are outstanding and exercisable as of August 6, 2024, that will be cancelled in exchange for a cash payment in connection with the Merger. The following table assumes that no In-the-Money Company Options will be exercised between August 6, 2024 and the closing of the Merger. For each individual, the estimated aggregate amount set forth below equals the product of (i) the Offer Price of $7.15 per share, net of the weighted average exercise price of such individual’s vested In-the-Money Company Options, multiplied by (ii) the total number of shares of Common Stock subject to such individual’s vested In-the-Money Company Options. Any differences in the totals shown below relative to the component amounts are due to rounding adjustments and use of the weighted average exercise price to calculate the estimated aggregate payouts. Each Company Option held by the Company’s executive officers and directors which is not an In-the-Money Company Option has been excluded from the table below and will be cancelled as of the Effective Time for no consideration.

	Shares of Common Stock Underlying Vested In-the-Money Company Options	Weighted Average Exercise Price	Estimated Aggregate Vested In-the-Money Company Option Payment (1)
Executive Officers:
John E. Bailey, Jr. (2)	63,845	$5.73	$90,660
Mark Avagliano	16,267	$5.73	$23,099
Rajesh K. Malik, M.D.	108,383	$4.14	$326,745
Terry L. Murdock	14,126	$5.73	$20,059
Andrew Perry	12,701	$5.73	$18,035
Monica Roberts Thomas	43,750	$2.88	$186,813
John W. Umstead V	35,707	$3.43	$132,701
Directors:
Garry A. Nicholson	60,000	$4.07	$185,100
Cynthia L. Flowers	60,000	$4.07	$185,100
Jacks Lee	73,316	$4.32	$207,569
Glenn P. Muir	110,000	$2.35	$527,600
Alicia Secor	60,000	$4.07	$185,100
Norman E. Sharpless, M.D.	30,000	$2.83	$129,600

(1)

To estimate the aggregate amount payable in respect of an individual’s vested In-the-Money Company Options, (a) the aggregate number of shares of Common Stock subject to such vested In-the-Money Company Options was multiplied by (b) the excess of the Offer Price over the weighted average exercise price per share of such vested In-the-Money Company Options.

(2)	John E. Bailey, Jr. is also a director of the Company.

Unvested Company Options. The following table identifies for each of the Company’s executive officers and directors, the number of shares of Common Stock subject to his or her In-the-Money Company Options that are outstanding and unvested as of August 6, 2024 and that will be cancelled in exchange for a cash payment in connection with the Merger. The following table assumes that no unvested In-the-Money Company Options will vest or be exercised between August 6, 2024 and the closing of the Merger. For each individual, the estimated aggregate amount set forth below equals the product of (i) the Offer Price of $7.15 per share, net of the weighted average exercise price of such individual’s unvested In-the-Money Company Options, multiplied by (ii) the total number of shares of Common Stock subject to such individual’s unvested In-the-Money Company Options. Any differences in the totals shown below relative to the component amounts are due to rounding adjustments and use of the weighted average exercise price to calculate the estimated aggregate payouts. Each Company Option held by the Company’s executive officers and directors which is not an In-the-Money Company Option has been excluded from the table below and will be cancelled as of the Effective Time for no consideration.

	Shares of Common Stock Underlying Unvested In-the-Money Company Options	Weighted Average Exercise Price	Estimated Aggregate Unvested In-the-Money Company Option Payment (1)
Executive Officers:
John E. Bailey, Jr. (2)	298,755	$3.87	$979,820
Mark Avagliano	114,233	$3.57	$408,955
Rajesh K. Malik, M.D.	96,074	$3.59	$342,045
Terry L. Murdock	96,074	$3.59	$342,045
Andrew Perry	86,449	$3.59	$307,816
Monica Roberts Thomas	162,125	$2.91	$687,245
John W. Umstead V	144,793	$3.18	$575,229
Directors:
Garry A. Nicholson	30,000	$2.99	$124,800
Cynthia L. Flowers	30,000	$2.99	$124,800
Jacks Lee	46,684	$3.83	$154,831
Glenn P. Muir	30,000	$2.99	$124,800
Alicia Secor	30,000	$2.99	$124,800
Norman E. Sharpless, M.D.	30,000	$2.99	$124,800

(1)

To estimate the aggregate amount payable in respect of an individual’s unvested In-the-Money Company Options, (a) the aggregate number of shares of Common Stock subject to such unvested In-the-Money Company Options was multiplied by (b) the excess of the Offer Price over the weighted average exercise price per share of such unvested In-the-Money Company Options.

(2)	John E. Bailey, Jr. is also a director of the Company.

Company RSU Awards and Company DSU Awards. The following table identifies for each of the Company’s executive officers and directors, the number of shares of Common Stock subject to his or her Company RSUs and Company DSUs outstanding as of August 6, 2024, that will be cancelled in exchange for a cash payment in connection with the Merger. The following table assumes no Company RSU or Company DSU will vest and be settled between August 6, 2024 and the closing of the Merger. The estimated aggregate amounts set forth below are based on the Offer Price of $7.15 per share, multiplied by the total number of Shares subject to each applicable award.

	Shares of Common Stock Underlying Company RSU and Company DSU Awards	Estimated Aggregate Company RSU/Company DSU Award Payment (1)
Executive Officers:
John E. Bailey, Jr. (2)	353,387	$2,526,717
Mark Avagliano	216,010	$1,544,472
Rajesh K. Malik, M.D.	71,862	$513,813
Terry L. Murdock	106,862	$764,063
Andrew Perry	98,382	$703,431
Monica Roberts Thomas	137,975	$986,521
John W. Umstead V	168,387	$1,203,967
Directors (3):
Garry A. Nicholson	20,000	$143,000
Cynthia L. Flowers	20,000	$143,000
Jacks Lee	10,000	$71,500
Glenn P. Muir	20,000	$143,000
Alicia Secor	20,000	$143,000
Norman E. Sharpless, M.D.	20,000	$143,000

(1)

To estimate the value of payments for Company RSUs and Company DSUs, the aggregate number of shares of Common Stock subject to the Company RSU or Company DSU, as applicable, was multiplied by the Offer Price.

(2)	John E. Bailey, Jr. is also a director of the Company.
(3)	All directors, other than Mr. Lee, hold Company RSUs only in the form of Company DSUs. No executive officer holds Company DSUs.

Company PSU Awards. The following table identifies for each of the Company’s executive officers and directors the number of shares of Common Stock subject to his or her Company PSUs outstanding as of August 6, 2024, that will be cancelled in exchange for a cash payment in connection with the Merger. The following table assumes no Company PSU will vest and be settled between August 6, 2024 and the closing of the Merger. The estimated aggregate amounts set forth below are based on the Offer Price of $7.15 per share, multiplied by the total number of Shares subject to each applicable award (assuming that 100% performance is achieved).

	Shares of Common Stock Underlying Company PSU Awards	Estimated Aggregate Company PSU Award Payment (1)
Executive Officers:
John E. Bailey, Jr. (2)	181,400	$1,297,010
Mark Avagliano	20,600	$147,290
Rajesh K. Malik, M.D.	17,900	$127,985
Terry L. Murdock	17,900	$127,985
Andrew Perry	16,100	$115,115
Monica Roberts Thomas	—	$—
John W. Umstead V	—	$—
Directors:
Garry A. Nicholson	—	$—
Cynthia L. Flowers	—	$—
Jacks Lee	—	$—
Glenn P. Muir	—	$—
Alicia Secor	—	$—
Norman E. Sharpless, M.D.	—	$—

(1)	To estimate the value of payments for Company PSUs, the aggregate number of shares of Common Stock subject to the Company PSU was multiplied by the Offer Price.
(2)	John E. Bailey, Jr. is also a director of the Company.

Effect of the Offer and the Merger on Outstanding Shares

If the executive officers and directors of the Company who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same cash consideration on the same terms and conditions as the other stockholders of the Company. If such executive officers and directors do not tender their Shares for purchase pursuant to the Offer, but the conditions to the Offer are otherwise satisfied or waived in accordance with the terms of the Merger Agreement and the Merger is consummated, such executive officers and directors will receive the same cash consideration in the Merger on the same terms and conditions as the other stockholders of the Company. As of August 6, 2024, excluding Company RSUs, Company PSUs, Company DSUs and Shares underlying Company Options (whether or not currently exercisable) and assuming no such Company Options are exercised and no Company RSUs or Company PSUs will vest and be settled following the date of this Schedule 14D-9, the executive officers and directors of the Company beneficially own an aggregate of 606,795 Shares in the aggregate.

The following table sets forth as described above the number of Shares beneficially owned as of August 6, 2024 by each of the Company’s executive officers and directors and the aggregate cash consideration that would be payable for such Shares pursuant to the Offer or the Merger.

	Number of Shares Owned	Cash Consideration Payable In Respect of Shares
Executive Officers:
John E. Bailey, Jr. (1)	196,287	$1,403,452
Mark Avagliano	26,035	$186,150
Rajesh K. Malik, M.D.	87,450	$625,268
Terry L. Murdock	21,150	$151,223
Andrew Perry	14,232	$101,759
Monica Roberts Thomas	6,674	$47,719
John W. Umstead V	19,331	$138,217
Directors:
Garry A. Nicholson	14,389	$102,881
Cynthia L. Flowers	15,889	$113,606
Jacks Lee	10,000	$71,500
Glenn P. Muir	185,358	$1,325,310
Alicia Secor	10,000	$71,500
Norman E. Sharpless, M.D.	—	$—

(1)	John E. Bailey, Jr. is also a director of the Company.

Employment Arrangements

The Company is party to employment agreements, as amended from time to time, with each of its executive officers which provide for “at will” employment. The employment agreements provide the executive officers with the following severance and change in control benefits:

John E. Bailey, Jr., Chief Executive Officer and President. Pursuant to the employment agreement, as amended, with Mr. Bailey, the Company’s Chief Executive Officer and President, in the event Mr. Bailey is terminated by the Company without “cause” or he resigns for “good reason” (as such terms are defined in the employment agreement), subject to the delivery of a fully effective release of claims, Mr. Bailey will be entitled to receive an amount equal to his then-current base salary for a period of twelve (12) months; provided, however, that in the event such termination occurs during the “salary reduction period” (as defined in the employment agreement), Mr. Bailey will be entitled to receive an amount equal to the greater of his base salary as of January 1, 2024 or his base salary in effect on the date prior to the notice of termination without cause or for good reason. In the event Mr. Bailey is terminated by the Company without cause or he resigns for good reason, within 12 months following a “change in control” (as defined in the employment agreement), subject to the delivery of a fully effective release of claims, Mr. Bailey will not be entitled to the severance benefits described above, but will instead be entitled to the following: (i) a lump sum cash severance payment equal to the sum of (a) 1.5 times his then-current base salary and (b) 1.5 times his target “annual bonus” (as defined in the employment agreement) calculated based on his then-current base salary; provided, however, that in the event such termination occurs during the salary reduction period, such cash severance payment amount will be an amount equal to the sum of (c) 1.5 times the greater of his base salary as of January 1, 2024 or his base salary in effect on the date prior to the notice of termination and (d) 1.5 times his target annual bonus calculated based on the greater of his base salary as of January 1, 2024 or his base salary in effect on the date prior to the notice of termination, and (ii) a monthly amount equal to the full amount of the monthly health premiums for health insurance for Mr. Bailey and any eligible dependents immediately prior to his termination date until the earliest of (x) 18 months following the date of termination, (y) the date that Mr. Bailey and any eligible dependents cease to be eligible for such COBRA coverage under applicable law, or (z) the date Mr. Bailey becomes eligible for health insurance coverage from another employer. In addition, in the event of a change in control, (i) with respect to any unvested equity awards granted to Mr. Bailey prior to January 1, 2023, 50% of such unvested equity awards will immediately vest, and the remaining 50% of such unvested equity awards will immediately vest if he is terminated by the Company without cause or he resigns for good reason within twelve (12) months following the change in control, and (ii) with respect to any unvested equity awards granted to Mr. Bailey on or after January 1, 2023, 100% of such unvested equity awards will immediately vest if he is terminated by the Company without cause or he resigns for good reason within twelve (12) months following the change in control, in each case, subject to the delivery of a fully effective release of claims. The treatment of outstanding and unvested equity awards provided for in the employment agreements has been superseded by the treatment of equity awards in the Merger Agreement. For detail about the treatment of outstanding and unvested equity awards in the Merger Agreement, see the section entitled “—Effect of the Transactions on Company Equity Awards” above.

Executive Officers Other than the Chief Executive Officer and President. Pursuant to the employment agreements, as amended, with each of the Company’s other executive officers, in the event the applicable executive is terminated by the Company without “cause” or he or she resigns for “good reason” (as such terms are defined in the applicable employment agreement), subject to the delivery of a fully effective release of claims, the executive will be entitled to receive an amount equal to his or her then-current base salary for a period of twelve (12) months; provided, however, that in the event such termination occurs during the “salary reduction period” (as defined in the applicable employment agreement), the executive will be entitled to receive an amount equal to the greater of his or her base salary as of January 1, 2024 or his or her base salary in effect on the date prior to the notice of termination without cause or for good reason. In the event the executive is terminated by the Company without cause or the executive resigns for good reason, within 12 months following a “change in control” (as defined in the applicable employment agreement), subject to the delivery of a fully effective release of claims, the executive will not be entitled to the severance benefits described above, but will instead be entitled to the following: (i) a lump sum cash severance payment equal to the sum of (a) the executive’s then-current base salary and (b) the executive’s target annual bonus calculated based on his or her then-current base salary; provided, however, that in the event such termination occurs during the salary reduction period, such cash severance payment amount will be an amount equal to the sum of (c) the greater of the executive’s base salary as of January 1, 2024 or his or her base salary in effect on the date prior to the notice of termination and (d) the executive’s target annual bonus calculated based on the greater of the executive’s base salary as of January 1, 2024 or his or her base salary in effect on the date prior to the notice of termination, and (ii) a monthly amount equal to the full amount of the monthly health premiums for health insurance for the executive and any eligible dependents immediately prior to the applicable executive’s termination date until the earliest of (x) 12 months following the date of termination, (y) the date that the executive and any eligible dependents cease to be eligible for such COBRA coverage under applicable law, or (z) the date the executive becomes eligible for health insurance coverage from another employer. In addition, in the event of a change in control, (i) with respect to any unvested equity awards granted to the applicable executive prior to January 1, 2023, 50% of such unvested equity awards will immediately vest, and the remaining 50% of such unvested equity awards will immediately vest if the executive is terminated by the Company without cause or he or she resigns for good reason within twelve (12) months following the change in control, and (ii) with respect to any unvested equity awards granted to the applicable executive on or after January 1, 2023, 100% of such unvested equity awards will immediately vest if the executive is terminated by the Company without cause or he or she resigns for good reason within twelve (12) months following the change in control, in each case, subject to the delivery of a fully effective release of claims. The treatment of outstanding and unvested equity awards provided for in the employment agreements has been superseded by the treatment of equity awards in the Merger Agreement. For detail about the treatment of outstanding and unvested equity awards in the Merger Agreement, see the section entitled “—Effect of the Transactions on Company Equity Awards” above.

The closing of the Transactions will qualify as a “change in control” under each of the executive employment agreements. Each of the executive employment agreements provides that the executive will not be entitled to the “change in control” severance benefits described above if the executive claims “good reason” (as defined in the employment agreement) solely because of the occurrence of the Merger within the three (3)-month period following the Merger. The estimated value of the severance payments and benefits for each of the Company’s executive officers who were designated as “named executive officers” in the Definitive Proxy Statement filed on April 25, 2024, is set forth below in the section entitled “—Golden Parachute Compensation”. The estimated aggregate value of severance payments and benefits that would be paid to the executive officers who are not named executive officers in the event that the executive is terminated by the Company without cause or resigns for good reason within 12 months following the closing of the Merger is $654,738 for Mr. Murdock, $667,353 for Mr. Perry, $611,676 for Ms. Thomas, and $628,236 for Mr. Umstead.

Transaction Bonus Pool

The Company may pay transaction bonuses (each, a “Transaction Bonus”) up to an aggregate amount of $4,500,000. The Compensation Committee of the Board will determine the amounts allocated to employees of the Company who receive such bonuses. Fifty percent of each such bonus generally will be paid on the Closing Date and the remaining fifty percent will be paid on the date that is three months following the Closing Date; provided, however that if a recipient’s employment is terminated by the Company without “cause” or by the recipient for “good reason” (as such term is defined in the recipient’s employment agreement with the Company or one of its Subsidiaries or the Company’s change in control severance policy), any then-unpaid Transaction Bonus will be paid at termination.

Transaction Bonuses may be provided to executive officers, including if the Compensation Committee of the Board determines such officers are expected to be subject to an excise tax pursuant to Section 280G and 4999 of the Internal Revenue Code in order to reduce or eliminate the cost to such individuals of such excise tax. The amounts of any such Transaction Bonus, which will not exceed $4,000,000 in the aggregate, will be determined by the Compensation Committee of the Board and may be paid in full on the Closing Date.

2024 Annual Bonus Payouts

Pursuant to the Merger Agreement, Parent has agreed that, if the Company has not paid outstanding annual cash incentive bonuses in respect of calendar year 2024 (the “Outstanding 2024 Annual Bonuses”) prior to the closing of the Merger, then as of immediately prior to the closing of the Merger (or if earlier, on the date that annual bonuses are typically paid to the Company’s employees), the Company shall pay to each Continuing Employee who participates in the Company’s annual cash incentive plan such Continuing Employee’s Outstanding 2024 Annual Bonus based on the greater of target or actual level of attainment of the applicable performance criteria, as determined by the Compensation Committee, prorated for the period of time that has elapsed from January 1, 2024 through the closing of the Merger. Mr. Bailey’s target annual bonus is $446,458, Mr. Avagliano’s target annual bonus is $181,062, Mr. Malik’s target annual bonus is $183,299, Mr. Murdock’s target annual bonus is $161,363, Mr. Perry’s target annual bonus is $167,172, Ms. Thomas’s target annual bonus is $150,480, and Mr. Umstead’s target annual bonus is $154,548.

Golden Parachute Compensation

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation that is based on or otherwise related to the Offer and the Merger for each of the Company’s named executive officers. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules, and in this section such term is used to describe the Merger-related compensation that will or may be payable to the Company’s named executive officers. The amounts set forth in the table below are based on multiple assumptions that may or may not actually prove correct, including assumptions described in the footnotes to the table below. As a result, the actual amounts, if any, to be received by a named executive officer in connection with the Merger may differ materially from the amounts set forth below. The terms and conditions of the compensation and benefits set forth below are described in greater detail as set forth above under “—Arrangements Between the Company and its Executive Officers, Directors and Affiliates” and such descriptions are incorporated herein by reference.

The table below sets forth, for the purposes of this golden parachute disclosure, the amount of payments and benefits that each of the Company’s named executive officers would receive, assuming that (i) the Effective Time occurred on August 6, 2024 (which is the assumed date solely for purposes of this golden parachute compensation disclosure); (ii) each of the Company’s named executive officers experiences a qualifying termination of employment at the Effective Time; (iii) the unvested Company Options, Company RSUs and Company PSUs outstanding as of August 6, 2024 are cancelled in exchange for the cash payment described above under “—Effect of the Transactions on Company Equity Awards”; (iv) no named executive officer receives any additional equity grants or retention awards on or prior to the Effective Time; and (v) no named executive officer enters into any new agreement with the Company or Parent or one of their respective affiliates or becomes entitled to, prior to the Effective Time, additional compensation or benefits.

Potential Change in Control Payments to Named Executive Officers

Name	Cash (1)	Equity (2)	Perquisites/ Benefits (3)	Other (4)	Total

John E. Bailey, Jr.	$1,984,260	$4,803,547	$3,499	$266,652	$7,057,958
Mark Avagliano	$704,129	$2,100,717	$27,216	$108,141	$2,940,203
Rajesh K. Malik, M.D.	$712,830	$983,843	$573	$109,477	$1,806,723

(1)

The amount listed in this column represents the amount of cash severance payments that would be paid pursuant to a qualifying termination of employment under the named executive officer’s employment agreement, as described in more detail above under “—Employment Arrangements.” These severance benefits are “double trigger benefits” in that they require both the consummation of a change of control and a qualifying termination of employment (termination without cause or for good reason) within 12 months thereafter in order to be payable. The amounts in this table represent a lump sum payment equal to 100% (150% for Mr. Bailey) of the sum of the named executive officer’s base salary in effect on January 1, 2024 and the named executive officer’s target annual bonus amount calculated based on his base salary in effect on January 1, 2024.

(2)

The amount listed in this column represents the aggregate amounts payable pursuant to the Merger Agreement at the Effective Time on a “single-trigger” basis to each named executive officer in respect of unvested In-the-Money Company Options, Company RSUs, and Company PSUs held as of August 6, 2024, the latest practicable date before the filing of this Schedule 14D-9, as set forth in more detail in the tables above under “—Effect of the Transactions on Company Equity Awards.” With respect to unvested Company Options, this amount represents the value of cash amounts payable in respect of such options, calculated by multiplying (a) the excess of the Offer Price over the respective per share exercise prices of the options by (b) the number of shares subject to such options. With respect to the unvested Company RSUs and Company PSUs, this amount represents the value of cash amounts payable in respect of such Company RSUs and Company PSUs, calculated by multiplying the Offer Price by the number of unvested shares subject to such Company RSUs and Company PSUs (assuming maximum performance, in the case of Company PSUs) as of August 6, 2024. The amount listed in this column excludes any value attributable to acceleration of Company Options which have an exercise price equal to or greater than the Offer Price, or $7.15, which will be cancelled for no consideration as of the Effective Time. The estimated amount of each type of payment is shown in the following table:

Name	Value of Unvested In-the-Money Company Options	Value of Company RSU Awards	Value of Company PSU Awards	Total
John E. Bailey, Jr.	$979,820	$2,526,717	$1,297,010	$4,803,547
Mark Avagliano	$408,955	$1,544,472	$147,290	$2,100,717
Rajesh K. Malik, M.D.	$342,045	$513,813	$127,985	$983,843

(3)

The amount listed in this column represents the estimated value of the reimbursement of health care premiums that would be due to the named executive officer pursuant to a qualifying termination of employment under his employment agreement, as described in more detail above under “—Employment Arrangements.” These benefits are “double trigger benefits” in that they require both the consummation of a change of control and a qualifying termination of employment (termination without cause or for good reason) within 12 months thereafter in order to be payable. The amounts in this table represent periodic payments equal to the full estimated monthly health premium cost for participation in the Company’s group health insurance plans in which the executive was participating prior to such termination for 12 months (18 months for Mr. Bailey).

(4)

The amount listed in this column represents the aggregate estimated amounts payable pursuant to the Merger Agreement, as a result of the Merger, on a “single-trigger” basis, to each named executive officer in respect of Outstanding 2024 Annual Bonuses, as described in more detail above under “—2024 Annual Bonus Payouts,” assuming that annual bonuses are paid at target and prorated for the period of time that has elapsed from January 1, 2024 through August 6, 2024, in the amount of $266,652 to Mr. Bailey, $108,141 to Mr. Avagliano, and $109,477 to Mr. Malik.

Current Employee Arrangements Following the Merger

Pursuant to the Merger Agreement and for a period of one-year from the Effective Time (or until earlier terminated), Parent has agreed to provide (or cause the Surviving Corporation to provide) each employee of the Company who is employed as of immediately prior to the Effective Time (each, a “Current Employee”) with (i) base compensation and cash incentive compensation opportunity at least as favorable as that was provided to such Current Employee immediately prior to the Effective Time, (ii) employee benefits (excluding equity compensation and other forms of equity incentive based compensation, defined benefit plans, and retiree welfare benefits) that are substantially comparable in the aggregate to those provided to each such Current Employee as of immediately prior to the Effective Time, and (iii) severance benefits that are at least as favorable as the severance benefits provided by the Company to the Current Employee as of immediately prior to the Effective Time.

In addition, Parent has agreed to (or cause the Surviving Corporation to) (i) cause service rendered by Current Employees to the Company prior to the Effective Time to be taken into account for the purposes of eligibility and vesting (but not for accrual of benefits other than determining the level of vacation pay accrual and severance benefits) under all employee benefit plans of Parent, the Surviving Corporation and its subsidiaries, to the same extent as such service was taken into account under the corresponding Company employee benefit plans immediately prior to the Effective Time for those purposes, (ii) use commercially reasonable efforts to waive any eligibility requirements, waiting periods, actively-at-work requirements or pre-existing condition limitations for Current Employees with respect to any employee benefit plans maintained by Parent, the Surviving Corporation or any of its Subsidiaries for any conditions for which such Current Employee would have been entitled to coverage under the corresponding Company employee benefit plan in which they participated prior to the Effective Time, and (iii) use commercially reasonable efforts to give such Current Employees credit under such employee benefit plans for any eligible expenses incurred by such Current Employees and their covered dependents under a Company employee benefit plan during the portion of the year prior to the Effective Time for purposes of satisfying all co-payment, co-insurance, deductibles, and maximum out-of-pocket requirements applicable to such Current Employees and their covered dependents in respect of the plan year in which the Effective Time occurs.

Without limiting the generality of the Merger Agreement, no provision of the Merger Agreement (i) prohibits Parent or the Surviving Corporation from amending or terminating any individual Company benefit plan or any other employee benefit plan in accordance with its terms, (ii) requires Parent or the Surviving Corporation to keep any person employed for any period of time, (iii) constitutes the establishment or adoption of, or amendment to, any Company benefit plan or other employee benefit plan or (iv) confers upon any such employee or any other person any third-party beneficiary or similar rights or remedies.

The Merger Agreement does not confer upon any person (other than Parent, Purchaser and the Company) any rights with respect to the employee matters provisions of the Merger Agreement.

Director Compensation

Vesting of all outstanding equity awards held by our non-employee directors will accelerate in connection with the Merger, and such awards will be cashed out or otherwise cancelled, in each case as described above in the section entitled “—Effect of the Transactions on Company Equity Awards.” Prior to the Effective Time, non-employee directors will remain eligible to receive cash compensation pursuant to the terms of the Company’s Amended and Restated Non-Employee Director Compensation Policy.

401(k) Plan

If requested by Parent at least five business days prior to the Closing, the Company will, effective no later than the day immediately preceding the Closing (the “401(k) Plan Termination Date”) and contingent upon the Closing, adopt such necessary resolutions and any amendments required by law to the G1 Therapeutics 401(k) Plan (the “401(k) Plan”) to terminate the 401(k) Plan as of the 401(k) Plan Termination Date.

Potential for Future Arrangements

It is possible that members of our current management team will enter into new compensation arrangements with Parent and/or its affiliates (including, following the Merger, with the Surviving Corporation). Such arrangements may include agreements regarding future terms of employment, the right to receive equity or equity-based awards of Parent or retention awards. As of the date of this Schedule 14D-9, no compensation arrangements between such persons and Parent and/or its affiliates have been established. We would expect that any such arrangements with the existing management team would be entered into after the completion of the Offer and would become effective after the Merger is completed, if at all.

Director and Officer Indemnification and Insurance

Under Sections 102(b)(7) and 145 of DGCL, the Company has broad powers to limit the personal liability of its directors and officers and to indemnify its directors and officers against liabilities they may incur in such capacities, respectively.

As permitted by the DGCL, the Company’s Amended and Restated Certificate of Incorporation (the “Charter”) includes provisions that (i) limit or eliminate the personal liability of its directors to the fullest extent permitted by the DGCL, as it now exists or may in the future be amended, (ii) provide that no director of the Company shall be personally liable to the Company or its stockholders for monetary damages for any breach of fiduciary duty as a director, except for certain liabilities, and (iii) require that any repeal or modification of such article by the Company’s stockholders or amendment to the DGCL will not adversely affect any right or protection existing at the time of such repeal or modification with respect to any acts or omissions occurring before such repeal or modification of a director serving at the time of such repeal or modification, among other provisions.

The Company’s Amended and Restated Bylaws (the “Bylaws”) also provide that the Company will indemnify its directors and officers to the fullest extent permitted by Delaware law.

Additionally, the Company has also entered into indemnification agreements with each of its directors and executive officers (the “Indemnification Agreements”). These agreements provide that the Company will indemnify each of its directors and such officers to the fullest extent permitted by law and the Charter and Bylaws. The foregoing summary of the Indemnification Agreements is qualified in its entirety by the full text of the Form of Indemnification Agreement, which is filed as Exhibit (e)(13) to this Schedule 14D-9 and is incorporated herein by reference.

The Company also maintains a general liability insurance policy, which covers certain liabilities of directors and officers of the Company arising out of claims based on acts or omissions in their capacities as directors or officers.

Pursuant to the terms of the Merger Agreement, the Company’s directors and executive officers will be entitled to certain ongoing indemnification and coverage under directors’ and officers’ liability insurance policies from Parent and the Surviving Corporation. The Merger Agreement provides that the Company may purchase prior to the Effective Time, and if the Company does not purchase prior to the Effective Time, the Surviving Corporation will purchase at or after the Effective Time, a tail policy under the current directors’ and officers’ liability insurance policies maintained at such time by the Company, which (i) will be effective until the sixth anniversary of the Effective Time with respect to claims arising from facts or events that existed or occurred prior to or at the Effective Time and (ii) will contain coverage that is at least as protective to such directors and officers as the coverage provided by such existing policies, provided, that, the annual premium for such tail policy may not exceed three hundred percent of the last annual premium paid prior to the Effective Time. If the aggregate premium of such insurance policies exceed such amount then the Company may, and the Surviving Corporation will, purchase a tail policy with the greatest amount of coverage as is available at a cost up to, but not exceeding, three hundred percent of the last annual premium paid prior to the Effective Time. Parent will cause the Surviving Corporation to maintain any and all such policies in full force and effect for their full term, and continue to honor the obligations thereunder.

The Merger Agreement provides that all rights to indemnification, advancement of expenses and exculpation by the Company existing as of the date of the Merger Agreement in favor of the current and former directors and officers of the Company for their acts and omissions occurring prior to the Effective Time, as provided in the Charter, the Bylaws and the Indemnification Agreements, shall not be amended, repealed or otherwise modified in any manner that would affect the indemnification rights thereunder, except as required by applicable law, and the Surviving Corporation will observe, honor and fulfill such rights to the fullest extent available under the DGCL for a period of six years from the Effective Time, and any claim made requesting indemnification pursuant to such indemnification rights within such six-year period will continue to be subject to the Merger Agreement and the indemnification rights provided under the Merger Agreement until disposition of such claim.

If, following the Effective Time, Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and will not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, Parent will ensure that the successors and assigns of Parent or the Surviving Corporation, as the case may be, will assume the insurance and indemnification obligations described above.

Section 16 Matters

Prior to the date and time at which Purchaser accepts for payment such number of Shares validly tendered and not validly withdrawn pursuant to the Offer as satisfies the Minimum Tender Condition, the Company and the Board will take all such steps as may reasonably be necessary to cause the Transactions, including any dispositions of Shares (or any Company Option, Company RSU, Company PSU, Company DSU or other derivative security) by each person who is or will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company, to be exempt under Rule 16b-3 under the Exchange Act.

Item 4. The Solicitation or Recommendation.

Recommendation of the Board

After consideration, including review of the terms and conditions of the Offer and the Merger in consultation with the Company’s management, as well as the Company’s financial and legal advisors, the Board, by unanimous vote at a meeting on August 6, 2024, (i) determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are advisable and fair to, and in the best interests of, the Company and the holders of Shares, (ii) adopted the Merger Agreement and approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger, and (iii) resolved to recommend that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer. Accordingly, for the reasons described in more detail below, the Board unanimously recommends that the holders of Shares accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

A joint press release, dated August 7, 2024, issued by the Company and Parent announcing the Merger Agreement is filed as Exhibit (a)(5)(B) to this Schedule 14D-9 and incorporated herein by reference.

Background of the Offer

The following chronology summarizes the key meetings and events that led to the signing of the Merger Agreement. The following chronology does not purport to catalogue every conversation among the Board or the representatives of the Company, Parent and other parties.

The Board and the Company’s senior management have periodically reviewed and evaluated the Company’s strategies and discussed strategic alternatives intended to increase stockholder value, including potential partnership, collaboration, licensing and financing opportunities. The Company also, from time to time, has received overtures from other biopharmaceutical companies or financial sponsors expressing interest in the Company’s clinical programs or potential business transactions and the Company has engaged in discussions with various parties regarding the Company’s programs, clinical trials and potential business transactions. None of these discussions progressed beyond preliminary discussions, nor did the Company enter into any confidentiality or standstill agreements with parties in connection with acquisition-related discussions, other than as discussed below and other than confidentiality agreements containing standstill provisions which either expired prior to the announcement of the Company entering into the Merger Agreement or with standstill provisions that terminated upon the Company’s entry into the Merger Agreement.

In connection with the Company’s periodic review of strategic alternatives, in July of 2020, the Board established an ad hoc transaction committee of the Board (the “Transaction Committee”) to evaluate, discuss and recommend to the full Board potential licensing, partnering, joint ventures, spin-outs and other transactions involving the Company and/or one or more of its assets.

Between September 2022 and February 2023, prior to the Company’s announcement of the results of the Company’s Phase 3 PRESERVE 1 trial of trilaciclib in colorectal cancer (the “CRC Trial”), the Company engaged in discussions with six large pharmaceutical companies, including the pharmaceutical companies that we refer to herein as Party A, Party B, Party C and Party D, each of whom expressed interest in learning about the CRC Trial results and indicated an interest in pursuing strategic opportunities with the Company should the CRC Trial results be positive. The Company also met with representatives of a pharmaceutical company with which the Company had an existing licensing relationship, which we refer to herein as Party E, to discuss the potential to broaden the parties’ existing partnership, and engaged in discussions with other third parties relating to potential future partnering opportunities.

In January 2023, in response to an introductory email sent by representatives of Parent to the Company in December 2022, members of management of the Company and Parent met to discuss potential partnering opportunities. At that time, members of Company management indicated an interest in continuing discussions with Parent, but that the Company was not interested in exploring potential partnership transactions until after the upcoming read out of the CRC Trial results, which was expected in February 2023. No discussions occurred at this time with respect to a potential acquisition of the Company by Parent.

In late January 2023, the Company was contacted by representatives of a pharmaceutical company, which we refer to herein as Party F, about Party F’s interest in discussing a potential business combination transaction with the Company. In February 2023, after an introductory meeting held on February 2, 2023, the Company and Party F entered into a confidentiality agreement effective as of February 9, 2023, which agreement did not contain a standstill provision. Thereafter members of Company management met with representatives of Party F to discuss, among other things, a potential business combination transaction and other opportunities for the companies to work together. No specific terms of a business combination proposal were presented by Party F at any time and Party F never made a formal proposal to acquire the Company or engage in a business combination transaction.

On February 10, 2023, the Board met to review and discuss the CRC Trial results and consider both the Company’s standalone plan and the strategic alternatives that may be available to the Company following the CRC Trial readout. Following that meeting, members of Company management engaged in outreach to certain potential partners to discuss partnership opportunities and explore strategic opportunities, including potential financing transactions.

On February 13, 2023, the Company announced the top line results of its CRC Trial and the Company’s decision to discontinue the CRC Trial in light of such results.

Following the announcement of the CRC Trial results, members of Company management contacted strategic parties who the Company had reason to believe may potentially be interested in the Company’s clinical programs or a potential business transaction to share the results of the CRC Trial and assess interest in a potential partnership or other strategic transactions. Each of Party A, Party B and Party D then indicated to the Company that they were not interested in engaging in discussions at that time in light of the CRC Trial results but suggested that the parties reengage once the Company had readouts of its other pending clinical programs. Party C did not respond to the Company’s outreach until February 24, 2023, when they indicated that they were not interested in engaging in further discussions at that time.

Also on February 13, 2023, following the Company’s announcement of the CRC Trial results, the Company received an inbound inquiry from a representative of a biopharmaceutical company, which we refer to herein as Party G, to assess the Company’s interest in potential partnering or other opportunities in light of the CRC Trial results. On February 17, 2023, the Company and Party G entered into a confidentiality agreement, which agreement contained a standstill provision that expired prior to the announcement of the Company entering into the Merger Agreement.

Also on February 13, 2023, the chief executive officer of a biotechnology company, which we refer to herein as Party H, contacted the chief executive officer of the Company, Jack Bailey, regarding an unrelated matter. During such discussions, Mr. Bailey indicated to Party H that in light of that day’s CRC Trial results, the Company was going to explore potential strategic opportunities, including potential financing transactions.

On February 16, 2023, following the announcement of the CRC Trial results, Party F indicated to Company management that in light of the CRC Trial results, it was not interested in further discussing a business combination transaction with the Company at that time, but that it hoped the parties would continue to share information to see if opportunities to work together may arise in the future.

Also on February 16, 2023, at the request of the Company, the Company met with representatives of Party E to continue to discuss the potential to further expand the companies’ existing partnership in light of the CRC Trial results. The Company and Party E had further discussions on February 26, 2023, and each party indicated a willingness to continue discussions regarding a broader transaction or financing opportunity.

In late February 2023, the Company contacted representatives of a pharmaceutical company, which we refer to herein as Party I, to assess Party I’s interest in exploring potential partnership opportunities following the CRC Trial results and ahead of the Company’s anticipated readout for the Company’s indications for triple negative breast cancer (“TNBC”), which was then expected in the first quarter of 2024. Party I never executed a confidentiality agreement with the Company. The parties engaged in preliminary discussions in early March

2023, and the Company inquired as to whether Party I would be interested in engaging in further discussions regarding strategic opportunities, including a potential business combination transaction involving the two companies. On March 13, 2023, representatives of Party I indicated to the Company that it may be interested in discussing potential strategic opportunities after it completed certain internal initiatives, which were estimated to be completed in late 2023 or early 2024. Subsequently, members of Company management contacted representatives of Party I in June and July of 2024, and on July 24, 2024, Party I indicated that it was not interested in signing a confidentiality agreement or pursuing discussions with the Company at that time.

In February 2023, representatives of Party G met with members of Company management, at Party G’s request, to discuss potential opportunities between the parties and thereafter Party G performed due diligence on the Company. On March 21, 2023, the chief executive officer of Party G contacted Mr. Bailey and indicated its interest in discussing a potential licensing deal. On March 22, 2023, Mr. Bailey responded, indicating that it was unlikely a licensing transaction between the Company and Party G would be feasible at that time, but indicated that the Company would consider any proposal submitted by Party G. On March 31, 2023, the chief executive officer of Party G contacted Mr. Bailey indicating that it would not be considering a potential acquisition of the Company at that time. In July of 2024, Mr. Bailey contacted the chief executive officer of Party G to inquire about its interest in potential acquisition opportunities and on July 18, 2024, the chief executive officer of Party G declined to engage in such discussions at that time.

On March 16, 2023, the Board met to, among other things, discuss and consider the opportunities that may be available to the Company, and the challenges the Company may face, in light of the recent CRC Trial results, the upcoming TNBC Trial readout and other pending clinical trials, and to discuss interest received by third parties in ongoing partnership and similar discussions. At such meeting, the Board authorized the Company to continue exploring potential partnership and other strategic alternatives. Also at this meeting, the Board approved the establishment of a Financing Committee to evaluate, discuss and recommend to the Board potential licensing, partnering, joint ventures and other transactions involving the Company and its assets.

On March 31, 2023, the Company received a non-binding proposal from Party E in respect of either a potential royalty buy-out or equity investment in the Company. Representatives of the Company and Party E thereafter met to discuss and negotiate the terms of the proposal.

On April 10, 2023, the chief executive officer of Party H indicated to representatives of the Company that Party H was not interested in an acquisition of the Company at such time, but submitted a proposal to acquire certain material IP of the Company for $20 million. The Company considered this proposal and determined that Party H’s proposal so substantially undervalued the Company’s intellectual property rights that it did not merit a response. No confidentiality agreement was entered into between the Company and Party H.

In April 2023, the Board and the Financing Committee met to discuss the status of ongoing discussions with third parties, including Party E and Party H. By late April 2023, the Company concluded its assessment of available opportunities in light of the negative CRC Trial results, and the Company thereafter entered into an amendment to an existing license agreement with Party E, pursuant to which the Company received a one-time, non-refundable payment of $30 million in exchange for the relief of future royalty payments from the sale of COSELA in Greater China, and would receive an additional $18 million upon the filing and approval of COSELA in Greater China for the treatment of TNBC. The Company thereafter used approximately $25 million of such proceeds to pay off a portion of its outstanding indebtedness.

In June 2023, in light of strategic changes within Party F, representatives of Party F asked the company to engage in further discussions regarding their respective businesses and potential business combination opportunities. In July 2023, representatives of the Company informed Party F that it was not interested in further discussing a potential business combination prior to the release of the interim results for the Company’s Phase 3 PRESERVE 2 trial evaluating the efficacy and safety of trilaciclib in patients with TNBC (the “TNBC Trial” and such interim results, the “Interim TNBC Trial Data”), but that the Company wanted to stay connected to enable discussions at that time.

Throughout 2023, members of Company management engaged in ordinary course discussions with parties potentially interested in the Company’s clinical programs or potential business transactions, including Parent. Except for the non-binding indications of interest submitted by a biopharmaceutical company controlled by a financial sponsor, which we refer to herein as Party J, discussed below, these discussions did not result in any formal proposals to acquire the Company or engage in a business combination transaction at such time. However, numerous parties indicated a potential interest in engaging in a business combination or acquiring the Company in the future depending on the outcome of the Company’s pending clinical trials.

On or around September 20, 2023, representatives of Party J contacted Mr. Bailey to express Party J’s interest in exploring a potential transaction with the Company. The Company and Party J executed a confidentiality agreement effective as of September 21, 2023, which agreement did not contain a standstill provision. Following the execution of the confidentiality agreement, Party J began performing due diligence on the Company.

In early October 2023, representatives of a pharmaceutical company, which we refer to herein as Party K, contacted representatives of the Company regarding its interest in potential licensing and co-promotion opportunities in the United States. On October 10, 2023, representatives of the Company and Party K met to discuss Party K’s interest in potential strategic discussions with the Company. Discussions between representatives of the Company and Party K regarding the Company’s commercial process and ongoing clinical studies continued from time to time in 2023, however, on October 10, 2023, the Company communicated to Party K that it was awaiting the Interim TNBC Trial Data before actively pursuing any such partnerships. As described in further detail below, in July 2024, Party K submitted a non-binding indication of interest to acquire the Company.

On October 26, 2023, Party J submitted a non-binding indication of interest to Mr. Bailey to acquire the Company at a price of $2.25 per Share and a $1 per Share contingent value right (“CVR”), payable in the event of approval of COSELA by FDA for the treatment of TNBC (the “October 26 Party J Proposal”). The closing price per Share on October 25, 2023 was $1.36. The October 26 Party J Proposal was the first communication from Party J that referenced pricing or proposed contemplated deal terms. The chairman of Party J contacted Mr. Bailey to discuss the proposal shortly following its submission. Mr. Bailey promptly notified members of the Board of the October 26 Party J Proposal.

On October 30, 2023, the Board held a special meeting to discuss the October 26 Party J Proposal. Representatives of Centerview Partners LLC, financial advisor to the Company (“Centerview”), and Ropes & Gray LLP, legal advisor to the Company (“Ropes & Gray”), were also in attendance. At this meeting, the Board determined to reject the October 26 Party J Proposal because it undervalued the Company and was not in the best interest of the holders of Shares. Mr. Bailey communicated the Company’s rejection of the October 26 Party J Proposal to Party J on November 2, 2023.

On November 14, 2023, Party J submitted to Mr. Bailey an updated non-binding indication of interest to acquire the Company at a price per Share of $2.25 and CVRs totaling $3.00 payable in the event of (i) the FDA’s approval of COSELA for the treatment of TNBC, for an amount per Share of $1.00, (ii) achievement by the Company of greater than $200 million in net sales during a single calendar year, for an amount per Share of $1.00, and (iii) achievement by the Company of greater than $300 million in net sales during a single calendar year, for an amount per Share of $1.00. The closing price per Share on November 13, 2023 was $1.45. The chairman of Party J contacted Mr. Bailey to discuss the proposal shortly following its submission. Mr. Bailey promptly notified members of the Board of Party J’s November 14, 2023 non-binding indication of interest.

On December 1, 2023, at a regularly scheduled meeting of the Board at which representatives of Centerview and Ropes & Gray were also in attendance, the Board discussed Party J’s November 14, 2023 updated non-binding indication of interest. At this meeting, the Board determined to reject the November 14, 2023 updated non-binding indication of interest. In the view of the Board, the updated non-binding indication of interest did not adequately value the Company and was not in the best interests of the holders of Shares.

On December 4, 2023, Mr. Bailey communicated the Company’s rejection of Party J’s November 14, 2023 updated non-binding indication of interest to Party J.

On January 8, 2024, management of the Company and Parent met to continue discussions regarding potential partnership opportunities and other strategic opportunities that may exist following the Company’s receipt of the Interim TNBC Trial Data, which was expected in February 2024. During this meeting, management of the Company and Parent also discussed Parent’s general interest in the Company and other opportunities to work together in the future. On January 10, 2024, the president and chief executive officer of Parent, Tobias S. Christensen, contacted Mr. Bailey and other members of Company management, indicating a strong interest in the Company, requesting that Parent be included in any formal process that the Company may consider conducting following receipt of the Interim TNBC Trial Data and suggesting that the parties enter into a confidentiality agreement, which they did on or around February 6, 2024. On July 11, 2024, such confidentiality agreement was amended for the parties to engage in discussions related to a possible negotiated business transaction. Such agreement, as amended, did not contain a standstill provision.

On February 12, 2024, the Company announced its Interim TNBC Trial Data, finding that the independent Data Monitoring Committee recommended continuation of the pivotal Phase 3 trial (PRESERVE 2) evaluating trilaciclib in combination with gemcitabine and carboplatin, for the first line treatment of metastatic triple negative breast cancer, to the final analysis. Thereafter, members of Company management provided these interim results directly to, and engaged in discussions with, certain strategic parties who had previously expressed interest in the Company’s clinical programs or potential business transactions, including Parent, Party A, Party B, Party D and a pharmaceutical company that we refer to herein as Party L. Representatives of Party A, Party B and Party D each acknowledged receipt of the Interim TNBC Trial Data, and asked the Company to reconnect to provide a further update once the Final TNBC Trial Data was available.

On February 13, 2024, members of Company management met with representatives of Parent to discuss the Interim TNBC Trial Data. Representatives of Parent inquired on the timing of the final results of the TNBC Trial (the “Final TNBC Trial Data”) and indicated their desire to continue discussions with the Company.

On February 15, 2024, members of Company management met with representatives of a biopharmaceutical company, which we refer to herein as Party M, to discuss potential opportunities to work together. The parties discussed whether a potential business combination transaction involving the two companies in the future could make strategic sense depending on the results of pending data from both the Company and Party M. The Company and Party M executed a confidentiality agreement, effective as of February 18, 2024, which agreement did not contain a standstill provision. The chief executive officer and chief business officer of Party M met with Company management on April 18, 2024 to continue such discussions and the parties agreed to reengage once certain data readouts were available later in the year. However, there were no further discussions with Party M after this time.

Throughout February and March of 2024, the representatives of the Company and Parent met and continued discussions regarding potential partnership and other strategic alternatives.

On March 7, 2024, Party J contacted Mr. Bailey to request that the parties reengage in discussions regarding a potential acquisition.

Throughout the first quarter of 2024, the Company considered capital raising opportunities and had discussions with numerous counterparties in respect of potential minority equity investments in the Company, including Parent, Party K and a pharmaceutical company that we refer to herein as Party N. However, for various reasons, no equity investments in the Company were ultimately undertaken at such time.

On March 8, 2024, at a meeting between the Company and Parent, Mr. Bailey indicated to representatives of Parent that the Company had received indications of interest from third parties regarding equity investments in the Company and inquired about Parent’s interest in participating in an equity investment. Mr. Christensen indicated that Parent would consider an equity investment and later confirmed Parent’s interest in the opportunity on March 22, 2024. Discussions among members of management of the Company and Parent continued throughout March and on March 21, 2024, the Company agreed to make certain diligence materials available to Parent, which it thereafter did.

On March 11 and 12, 2024, Company management notified representatives of Party K that the Company had received interest from third parties relating to potential partnership opportunities ahead of the final results of the TNBC Trial (the “Final TNBC Trial Data”) readout and potential equity investments in the Company. Representatives of Party K responded with a request to engage with the Company further on potential co-promotion alternatives and indicated that it would consider a potential equity investment in the Company.

On March 13, 2024, at the request of Party J, representatives of Party J met with Mr. Bailey and other members of Company management to discuss Party J’s due diligence review of the Company. Following such meeting, on March 14, 2024, the chairman of Party J contacted Mr. Bailey to reaffirm Party J’s interest in a potential acquisition of the Company.

The Company and Party K entered into a confidentiality agreement effective as of March 15, 2024, which agreement did not contain a standstill provision.

On March 18, 2024, Party J submitted a further updated non-binding indication of interest to Mr. Bailey to acquire the Company at a price per Share of $5.00 and CVRs totaling $3.00, payable in the amount of $1.00 per Share upon the occurrence of any of the following: (a) the FDA’s approval of COSELA for the treatment of TNBC, (b) achievement by the Company of greater than $200 million in net sales during a single calendar year, and (c) achievement by the Company of greater than $300 million in net sales during a single calendar year. The closing price per Share on March 15, 2024 was $3.11. The chairman of Party J contacted Mr. Bailey to discuss the proposal shortly following its submission. Mr. Bailey promptly communicated the March 18, 2024 proposal from Party J to members of the Transaction Committee.

On March 20, 2024, the Transaction Committee met to discuss, among other things, Party J’s March 18, 2024 updated non-binding indication of interest. Representatives of Centerview and Ropes & Gray were also in attendance. At this meeting, the Transaction Committee determined to reject the March 18, 2024 updated proposal since it did not, among other reasons, properly value the Company’s existing business or appropriately compensate the holders of Shares. At this meeting, the Transaction Committee considered other potential third parties that might be interested in an acquisition of the Company.

Also on March 20, 2024, Party K notified the Company that it was not interested in pursuing an equity investment in the Company, but that it would like to continue exploring potential partnering opportunities. On March 21, 2024, the Company reiterated to Party K its intent to wait for Final TNBC Trial Data before pursuing broader partnering opportunities.

On March 21, 2024, Mr. Bailey communicated to Party J that the Company was not interested in pursuing a transaction with Party J on the terms set forth in its March 18, 2024 proposal because the proposal did not properly value the Company’s existing business and did not appropriately compensate the holders of Shares.

On March 27, 2024, Party J submitted a further updated non-binding indication of interest to Mr. Bailey to acquire the Company at a price per Share of $5.50 and CVRs totaling $5.00, payable in the event of (i) the FDA’s approval of COSELA for the treatment of TNBC, for an amount per Share of $1.00, (ii) achievement by the Company of greater than $200 million in net sales of COSELA during a single calendar year, for an amount per Share of $1.00, (iii) achievement by the Company of greater than $300 million in net sales of COSELA during a single calendar year, for an amount per Share of $1.50, and (iv) achievement by the Company of greater than $400 million in net sales of COSELA during a single calendar year, for an amount per Share of $1.50. The closing price per Share on March 26, 2024 was $4.29. The chairman of Party J contacted Mr. Bailey to discuss the proposal shortly following its submission. Mr. Bailey promptly communicated the March 27, 2024 proposal from Party J to the chairman of the Board.

On March 29, 2024, the Transaction Committee met to discuss Party J’s March 27, 2024 updated non-binding indication of interest. Representatives of Centerview and Ropes & Gray were also in attendance. At this meeting, the Transaction Committee determined to reject the March 27, 2024 updated non-binding indication of interest. In the view of the Transaction Committee, the updated non-binding indication of interest did not adequately value the Company particularly considering the potential value in the event of a positive readout of the Final TNBC Trial Data.

Also on March 29, 2024, at the direction of the Board, representatives of Centerview contacted a representative of Party J to inform Party J that Centerview was working with the Company.

On April 2, 2024, Mr. Bailey communicated to Party J that the Board had rejected Party J’s March 27, 2024 updated non-binding indication of interest because, in the view of the Board, Party J’s proposal failed to capture adequate upfront value or provide sufficient upside in the event of a positive Final TNBC Trial Data readout.

On April 5, 2024, Mr. Christensen called Mr. Bailey indicating that Parent was not interested in pursuing an equity investment in the Company but reiterating its interest in COSELA and requesting that the parties continue to keep in touch as the Final TNBC Trial Data readout approached.

On April 9, 2024, representatives of Party K met with members of Company management to generally reconnect and discuss planning ahead of the Final TNBC Trial Data results. Party K requested that the parties stay in communication as the Final TNBC Trial Data readout approached.

Also on April 9, 2024, at the direction of the Board, representatives of Centerview held a call with Party J’s financial advisors to discuss Party J’s March 27, 2024 updated non-binding indication of interest, and conveyed the Board’s assessment that Party J would need to offer an increased upfront value and meaningfully enhanced CVR for the Board to reconsider its proposal.

On April 10, 2024, the Transaction Committee met. Members of Company management updated the Transaction Committee on strategic discussions and the Transaction Committee discussed and considered potential strategic opportunities, including the Company’s ongoing evaluation of equity financing opportunities, a sale of the Company or a business combination transaction.

On April 11, 2024, Party J submitted a further updated non-binding indication of interest to Mr. Bailey to acquire the Company at a price per Share of $5.80 and CVRs totaling $6.50 payable in the event of (i) the FDA’s approval of COSELA for the treatment of TNBC, for an amount per Share of $1.50, (ii) the commercial launch of COSELA for the treatment of TNBC, for an amount per Share of $1.00 payable twelve months after such commercial launch, (iii) achievement by the Company of greater than $200 million in net sales of COSELA during a single calendar year, for an amount per Share of $1.00, (iv) achievement by the Company of greater than $300 million in net sales of COSELA during a single calendar year, for an amount per Share of $1.50, and (v) achievement by the Company of greater than $400 million in net sales of COSELA during a single calendar year, for an amount per Share of $1.50. Also on April 11, 2024, a representative of Party J and Mr. Bailey held a call to discuss Party J’s proposal. Mr. Bailey promptly notified the chairman of the Board of the proposal.

On April 16, 2024, the Transaction Committee met to discuss Party J’s April 11, 2024 updated non-binding indication of interest. At this meeting, the Transaction Committee determined to reject the April 11, 2024 updated non-binding indication of interest. In the view of the Transaction Committee, the updated non-binding indication of interest was not a material improvement from the prior proposals and continued to inadequately value a potentially positive readout in the PRESERVE 2 trial.

On April 17, 2024, Mr. Bailey communicated to Party J that the Company was not interested in pursuing a transaction with Party J on the terms set forth in its April 11, 2024 updated non-binding indication of interest.

On April 19, 2024, at the direction of the Board, representatives of Centerview held a call with Party J’s financial advisors to discuss Party J’s latest proposal.

On April 24, 2024, representatives of Party J contacted representatives of Centerview to inquire whether an acquisition proposal by Party J at $6.00 per Share price and $7.50 in CVRs may be acceptable to the Company. Centerview promptly relayed this conversation to Mr. Bailey, who communicated it to members of the Board on April 29, 2024. At the direction of the Board, representatives of Centerview also had a meeting with Party J’s financial advisors to discuss Party J’s proposal.

On April 29, 2024, the Transaction Committee met to discuss Party J’s conversation with Centerview. At this meeting, the Transaction Committee determined to wait for the upcoming Final TNBC Trial Data results, then expected shortly in or around June 2024, before further considering proposals or inquiries from Party J.

On May 9, 2024, a website published a report claiming that the Company had received and rejected multiple indications of interest in a potential acquisition of the Company.

Later that day, the chairman of Party J contacted Mr. Bailey to discuss market rumors and to suggest that the parties reconnect closer to the time of the Final TNBC Trial Data readout.

Throughout the first half of 2024, members of Company management continued ordinary course discussions with multiple strategic parties potentially interested in the Company’s clinical programs or who may be interested in a potential business transaction, including with each of Parent, Party K and Party N. The discussions at such time generally focused on potential opportunities that might arise following the Company’s receipt of the Final TNBC Trial Data, however, six pharmaceutical companies – including Party A, Party B, Party C, Party D and Party L expressed interest in a potential strategic transaction, potentially including an acquisition of the Company, should the results of the TNBC Trial be positive. Of those six parties, (i) one never entered into an acquisition-related confidentiality agreement with the Company and (ii) the remaining five entered into a confidentiality agreement with the Company which either did not contain a standstill provision or which contained a standstill provision that expired prior to the announcement of the Company entering into the Merger Agreement.

Throughout May and June 2024, members of Company management had several informal conversations with representatives of a pharmaceutical company, which we refer to herein as Party O, to discuss potential partnering and/or licensing opportunities. The Company executed a confidentiality agreement with Party O on July 1, 2024, which contained a standstill provision prohibiting Party O, for a period of six months, from taking any action that would reasonably be expected to require the Company to make a public announcement regarding a merger or similar transaction. This standstill provision did not terminate upon the announcement by the Company of the Merger Agreement and has not expired.

On May 20, 2024, the Board met to discuss, among other things, potential strategic alternatives that could be available to the Company as a result of a positive or negative Final TNBC Trial Data readout. The Board asked that representatives of each of Guggenheim Securities, LLC (“Guggenheim Securities”) and Centerview present on potential strategic alternatives available to the Company at its June meeting. The Board discussed potentially retaining (i) Guggenheim Securities, as financial advisor to the Company, to evaluate and advise on business combination transactions or other strategic or financing transactions not involving a sale of the Company, and (ii) Centerview to advise on and evaluate a potential sale of the Company.

On June 5, 2024, the chairman of Party J contacted Mr. Bailey to express continued interest in the Company and to request a meeting after the Final TNBC Trial Data readout.

Also on June 5, 2024, a representative of Parent reiterated its interest to the Company and desire to meet after the Final TNBC Trial Data readout.

On June 13, 2024, the Board met with members of the Company’s senior management and representatives of each of Centerview, Guggenheim Securities, Ropes & Gray and Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., legal advisor to the Company (“Mintz”), in attendance, to discuss the upcoming Final TNBC Trial Data results and potential strategic alternatives that could be available to the Company depending on the results. At this meeting, members of Company management discussed efforts to optimize the Company’s stand-alone business plan and, representatives of Guggenheim Securities presented on potential capital raising and business combination transaction opportunities, and representatives of Centerview presented on potential sale opportunities that could exist, in each case, in the event of positive or negative Final TNBC Trial Data readout. The Board, with the advice of representatives of Guggenheim Securities and Centerview, discussed and identified the third parties potentially interested in partnership, business combination or acquisition opportunities with the Company in both positive and negative readout scenarios.

On June 21, 2024, the Board met with members of the Company’s senior management, with representatives of Mintz in attendance, to discuss the Final TNBC Trial Data ahead of its June 24, 2024 release.

On June 24, 2024, the Company announced the Final TNBC Trial Data results and that the TNBC Trial did not achieve statistical significance in the primary endpoint of overall survival in the intent-to-treat population.

Following the announcement of the unfavorable Final TNBC Trial Data on June 24, 2024, members of Company management contacted each of Party A, Party B, Party D, Party K, Party L and Party O, to share the Final TNBC Trial Data and that the Company was now considering a partner outside of the United States for trilaciclib focused on the myeloprotection business. Party A, Party B, Party D and Party L responded to the Company that same day indicating that they were not interested in engaging in further discussions with the Company due to the unfavorable Final TNBC Trial Data.

On June 25, 2024, the chairman of Party J contacted Mr. Bailey requesting a meeting and expressing an interest in submitting a further non-binding proposal to acquire the Company, which it did on July 8, 2024, as discussed below.

On June 26, 2024, Mr. Christensen and Mr. Bailey met, and during such conversation, Mr. Christensen expressed Parent’s interest in submitting an all-cash proposal to acquire the Company. Mr. Christensen did not indicate any pricing or valuation in this conversation. Mr. Bailey indicated that he would submit any proposal received to the Board for its consideration.

On July 2, 2024, the Board met with members of the Company’s senior management, with representatives of Centerview and Mintz in attendance, to, among other things, discuss the Company’s standalone plan and the status of ongoing discussions with third parties regarding a potential acquisition of the Company.

On July 3, 2024, Mr. Christensen informed Mr. Bailey that Parent intended to submit a non-binding indication of interest to acquire the Company on July 8, 2024.

On July 8, 2024, Parent submitted a non-binding indication of interest, dated July 7, 2024, to Mr. Bailey, to acquire the Company at a price of $4.90 per Share in cash (the “Parent July 7 Proposal”). The closing price per Share on July 5, 2024 was $2.51. This was the first communication from Parent that referenced pricing or proposed contemplated deal terms. The Parent July 7 Proposal was subject to the negotiation of a definitive acquisition agreement and satisfactory completion of due diligence by Parent. Mr. Bailey promptly communicated the Parent July 7 Proposal to the chairman of the Board.

Also on July 8, 2024, Party J submitted a non-binding indication to Mr. Bailey to acquire the Company at a price of $4.25 per Share together with a CVR payable in the event of achievement by the Company of greater than

$150 million in net sales of COSELA during a single calendar year, for an amount per Share of $0.75 (the “Party J July 8 Proposal”). The chairman of Party J contacted Mr. Bailey to discuss the proposal shortly following its submission, and during that conversation, Mr. Bailey indicated that he would share the Party J July 8 Proposal with the Board, but that the Board may not view the price proposed in the Party J July 8 Proposal as a compelling in light of other alternatives available to the Company at that time. Mr. Bailey promptly communicated the Party J July 8 Proposal to the chairman of the Board. The following day, the chairman of Party J contacted Mr. Bailey to communicate that the price in its Party J July 8 Proposal was an initial bid and that Party J had room to potentially increase the price proposed per Share in a future proposal.

Also on July 8, 2024, management of the Company contacted representatives of Party K to notify them that conversations regarding potential strategic opportunities with other parties were rapidly progressing and inquiring as to Party K’s interest in engaging further. Following that communication, representatives of the Company and Party K met that day to discuss partnership opportunities and Party K reiterated its continued interest in the Company.

Also on July 8, 2024, Party N contacted representatives of the Company to express its interest in COSELA and desire to explore a potential transaction with the Company. Further discussions were held between representatives of the Company and Party N on July 9, 2024 and July 11, 2024, but discussions with Party N did not proceed further, and Party N never executed a confidentiality agreement sent to it by the Company.

Also on July 8, 2024, representatives of the Company met with representatives of Party K to provide a confidential management presentation. Party K indicated continued interested in a potential transaction with the Company and advised that it was awaiting feedback from its own internal management in order to proceed.

On July 11, 2024, Centerview provided Ropes & Gray with its relationships disclosure with respect to Party J and Parent.

On July 12, 2024, the Board met to, among other things, consider the Parent July 7 Proposal and Party J July 8 Proposal, to discuss outreach to other parties potentially interested in acquiring the Company and review management’s preliminary projections. Representatives of Centerview, Mintz and Ropes & Gray were also in attendance. Members of Company management updated the Board on the status of ongoing partnership and acquisition opportunities, and representatives from Centerview discussed the financial terms of the proposals received from each of Parent and Party J. The Board compared the two proposals. Members of Company management also presented the Forecasts (as defined below), and the Board instructed Centerview to use the Forecasts in its valuation analysis of the Company. See the heading titled —Certain Financial Projections” for further information regarding the Forecasts. The Board then directed (i) Centerview to commence outreach to other identified potential acquirors to solicit their interest in submitting a potential acquisition proposal to acquire the Company on the timeline outlined by the Board and (ii) each of Centerview and Mr. Bailey to communicate to Parent and Party J the need to meaningfully improve their respective proposals and that the Company was willing to make certain diligence materials available to each party. At this meeting, the Board approved of the formal engagement of Centerview in connection with a potential sale of the Company.

On July 12, 2024, Mr. Bailey communicated the Board’s feedback on the Party J July 8 Proposal to the chairman of Party J and indicated that further communications would be channeled through representatives of Centerview. On July 13, 2024, Mr. Bailey communicated the Board’s feedback on the Parent July 7 Proposal to Mr. Christensen and indicated that further communications would be channeled through representatives of Centerview.

After the July 12, 2024 meeting of the Board, at the direction of the Board, representatives of Centerview or the Company contacted nine potentially interested third parties, including Party I, Party G, Party K, Party N, Party O, a pharmaceutical company, which we refer to herein as Party P, a pharmaceutical company, which we refer to herein as Party Q, and a pharmaceutical company controlled by a financial sponsor, which we refer to herein as

Financial Party A, but no party thereafter meaningfully engaged with the Company, other than Party K as discussed herein.

Also on July 12, 2024, Party O communicated to the Company that it was declining to advance on a potential transaction with the Company.

On July 12-13, 2024, the Company made available to Parent, Party J and their respective representatives a virtual data room (the “Data Room”) to facilitate their respective due diligence investigation of an acquisition of the Company. On July 15, 2024, the Company made the Data Room available to Party K and its representatives to facilitate its due diligence investigation of an acquisition of the Company. Between mid-July and August 6, 2024 (the date the Merger Agreement was executed by Parent and the Company), each of Parent, Party J and Party K, and their respective representatives conducted due diligence of the Company.

On July 13, 2024, a representative of Parent contacted representatives of Centerview to discuss expectations regarding the bidding process for the Company, including the timeline thereof. During such discussion, Parent indicated that, following due diligence, it may be in a position to submit a proposal to acquire the Company at a value meaningfully in excess of Parent’s prior offer.

On July 15, 2024, a representative of Party J contacted representatives of Centerview to discuss expectations regarding the bidding process for the Company, including the timeline thereof. During such discussion, Party J expressed that it was dedicating meaningful resources to pursing a potential acquisition of the Company and confirmed that it would be prepared to submit a final bid in early August 2024.

On July 17, 2024, Party Q, which representatives of Centerview contacted at the direction of the Board, indicated to Centerview that it was not interested in a potential acquisition of the Company for strategic reasons.

On July 17, 2024, at the direction of the Board, representatives of Centerview provided a process letter (the “Process Letter”) to each of Parent and Party J which provided instructions for submitting best and final proposals for a proposed acquisition of the Company. The Process Letter instructed each bidder to submit a markup of the proposed agreement and plan of merger (the “draft merger agreement”) to Ropes & Gray by July 29, 2024 and a final proposal no later than August 5, 2024. The Process Letter provided that a final proposal must include the proposed purchase price per Share and type of consideration; key assumptions on which such proposal is made; a revised mark-up of the draft agreement and plan of merger reflecting feedback, if any, communicated to each bidder on behalf of the Company; a description of the expected sources of financing; and other matters. Following delivery of the Process Letter, Mr. Christensen contacted Mr. Bailey on July 23, 2024 confirming that Parent intended to meet the process timelines outlined in the Process Letter.

On or around July 18, 2024, at the direction of the Board, representatives of Centerview contacted representatives of Financial Party A, to inquire about Financial Party A’s interest in a potential strategic transaction with the Company. The Company and Financial Party A executed a confidentiality agreement effective as of July 18, 2024, which agreement contained a standstill provision that terminated upon announcement of the Company entering into the Merger Agreement. On July 19, 2024, Financial Party A informed representatives of Centerview that it would not be pursuing the opportunity.

On July 18, 2024, the chief executive officer of Party G communicated to Mr. Bailey that it was not interested in engaging in acquisition discussions with the Company at that time.

On July 19, 2024, the compensation committee of the Board (the “Compensation Committee”) convened a meeting to discuss and consider certain compensation and tax matters relevant to a potential sale transaction, including the proposed treatment of incentive equity awards and other employee covenants in the proposed draft merger agreement. Representatives of Mintz and Ropes & Gray were also in attendance.

On July 22, 2024, the Company made the draft merger agreement available to Parent and Party J. The draft merger agreement contemplated a strategic acquisition of the Company via tender offer pursuant to DGCL 251(h) and provided for customary fiduciary-out provisions with a proposed Company termination fee of 2.0% of transaction equity value, a reasonable best efforts covenant with respect to regulatory matters and a seller-friendly definition of what could constitute a material adverse effect.

On July 24, 2024, Party I indicated that it was not interested in signing a confidentiality agreement or pursuing discussions with the Company at that time.

On July 26, 2024, Party K submitted a non-binding indication of interest to the Company to acquire the Company at a $300 million valuation, which the Company calculated at an implied price of $5.34 per Share. The closing price per Share on July 25, 2024 was $3.95. This was the first communication from Party K that referenced pricing or contemplated proposed deal terms. Mr. Bailey promptly notified members of the Board of Party K’s proposal. Members of Company management notified Party K that the Company had engaged Centerview in connection with its evaluation of a potential sale transaction, and that representatives of Centerview would contact Party K on the Company’s behalf.

On July 29, 2024, Arnold & Porter Kaye Scholer LLP (“Arnold & Porter”), counsel to Parent, submitted Parent’s markup of the draft merger agreement to Ropes & Gray on behalf of Parent. The revised draft merger agreement provided for, among other things, a Company termination fee of 3.5% of the transaction equity value, certain buyer-favorable changes to the non-solicitation and fiduciary-out provisions, expanded certain conditions to the closing of the Offer, narrowed the Company favorable material adverse effect exclusions. Parent’s markup of the draft merger agreement reserved, and did not take positions on, the parties’ regulatory efforts covenant or the proposed treatment of incentive equity awards in the Merger.

Also on July 29, 2024, counsel to Party J, submitted Party J’s markup of the draft merger agreement to Ropes & Gray on behalf of Party J. The revised draft merger agreement contemplated an acquisition to be supported by debt and equity commitments and a limited guarantee, and provided for, among other things, a Company termination fee equal to 4.5% of the transaction equity value, a reverse termination fee equal to 5.5% of the transaction equity value, which acted as a cap on any damages owing by Party J, and narrower Company favorable material adverse effect exclusions.

On the evening of July 30, 2024, representatives of Ropes & Gray met with counsel to Party J to provide the Company’s feedback on Party J’s revised draft merger agreement and encourage Party J to submit a revised draft merger agreement with its best and final proposal on August 5, 2024, and to consider offering recourse provisions as a strategic, rather than financial, buyer in the contract.

During the morning of July 31, 2024, representatives of Ropes & Gray met with representatives of Arnold & Porter to provide the Company’s feedback on Parent’s revised draft merger agreement and encourage Parent to submit a revised draft merger agreement with its best and final proposal on August 5, 2024. Also on the same day, Centerview provided Ropes & Gray with a supplemental relationships disclosure with respect to Party K.

The Company executed a confidentiality agreement with Party P effective as of July 31, 2024. Such agreement contained a standstill provision that terminated upon announcement of the Company entering into the Merger Agreement. On August 1, 2024, Party P informed representatives of Centerview that it would revisit further engagement following the final bid date if Company did not pursue a transaction with the other parties. There were no further discussions with Party P after such time.

On August 1, 2024, the Company entered into an engagement letter with Centerview, the terms of which were approved by the Board earlier that day. On August 2, 2024, the Company entered into an engagement letter with Guggenheim Securities, pursuant to which the Company retained Guggenheim Securities as its financial advisor in connection with its evaluation of business combination transactions or other strategic or financing transactions not involving a sale of the Company, and the terms of which were also approved by the Board on August 1, 2024.

During call held on July 31, 2024 and August 1, 2024, representatives of Party K informed Centerview that it would not be in a position to submit a revised proposal to acquire the Company during the week of August 5, 2024, and that it would likely not be in a position to reach a definitive agreement in respect of a proposed transaction until the end of September 2024.

On August 1, 2024, the Board convened a meeting to, among other things, discuss the latest conversations with third parties regarding a potential acquisition of the Company. Representatives of Centerview, Ropes & Gray and Mintz were also in attendance. Representatives of Centerview provided an update on the status of diligence by each of Parent, Party J and Party K.

On August 5, 2024, Parent submitted a revised indication of interest to acquire the Company at a price per Share of $6.25 in cash (the “Parent August 5 Proposal”). The closing price per Share on August 2, 2024, the last trading day prior to August 5, 2024 was $3.98. Parent also submitted a revised draft merger agreement with the Parent August 5 Proposal, which included certain improvements to the non-solicitation and fiduciary-out provisions, but retained a termination fee equal to 3.5% of the transaction equity value and added a condition to Parent’s obligation to close the Offer relating to European Commission merger control matters and certain limitations on the actions required of Parent and the Company to obtain required regulatory approvals. Mr. Bailey promptly notified members of the Board of Parent’s August 5, 2024 non-binding indication of interest.

Also on August 5, 2024, Party J submitted a revised indication of interest to acquire the Company at a price per Share of $6.10 in cash (the “Party J August 5 Proposal”, and together with the Parent August 5 Proposal, the “August 5 Proposals”). Party J also submitted a revised draft merger agreement with the Party J August 5 Proposal, which provided for the following improvements relative to its July 29 markup: a lower Company termination fee equal to 4.0% of the transaction equity value and a higher reverse termination fee equal to 6% of the transaction equity value. Mr. Bailey promptly notified members of the Board of Party J’s August 5, 2024 non-binding indication of interest.

Also on August 5, 2024, the Compensation Committee convened a meeting to discuss, among other things, certain compensation-related matters in connection with a potential sale transaction, including the creation of a transaction bonus pool and amendments to executive employment agreements relating to an executive’s entitlement to severance following a change of control of the Company and to the Company’s change in control severance policy.

In the evening of August 5, 2024, the Transaction Committee convened a meeting to discuss the August 5 Proposals. Representatives of Centerview, Mintz and Ropes & Gray were also in attendance. Representatives of Centerview provided an overview of the financial terms of the August 5 Proposals and representatives of Ropes & Gray summarized the material differences between the draft merger agreement markups submitted by Parent and Party J. In light of the higher price per Share offered by Parent and the greater certainty of closing and enforcement rights provided to the Company in Parent’s revised draft merger agreement, the Transaction Committee directed Centerview to communicate to Parent that the Company found its proposal to be more favorable than the other proposals received, but that Parent needed to make the following improvements to its offer: increase the price per Share to at least $6.50 per Share, agree to a lower Company termination fee, agree that the only condition to the closing of the Offer in respect of regulatory approvals relates to the expiration of the applicable waiting period under the HSR Act, agree to certain customary exclusions from the definition of Company material adverse effect and pare back its revisions to the Company’s representations and warranties. The Transaction Committee also directed representatives of Centerview to communicate to Parent the compensation related matters that had been approved by the Compensation Committee at its earlier meeting that day. The Transaction Committee directed Centerview to communicate to Party J that the Company had determined to move forward with another party which submitted a proposal at a higher valuation and a markup of the draft merger agreement that was more favorable to the Company.

Following the meeting of the Transaction Committee on August 5, 2024, representatives of Centerview communicated the Transaction Committee’s responses to representatives of Parent and shortly thereafter, representatives of Parent contacted Centerview to confirm that Parent was willing to increase its proposal to acquire the Company to $6.50 per Share and was amenable to quickly resolving the points raised by the Transaction Committee in the draft merger agreement.

Also following the meeting of the Transaction Committee on August 5, 2024, representatives of Centerview communicated the Transaction Committee’s response to Party J. Shortly thereafter, representatives of Centerview were contacted by a representative of Party J, who inquired as to whether the Company may be willing to provide Party J with exclusivity if it made a proposal to acquire the Company at a price of $7 per Share, and indicated that Party J would shortly submit a further revised proposal at $6.80 per Share.

Promptly following Centerview’s discussions with representatives of each of Parent and Party J, the Transaction Committee reconvened on the evening of August 5, 2024, with representatives of Centerview and Ropes & Gray in attendance, to discuss the feedback that representatives of Centerview received from representatives of Parent and Party J and the expected revised proposal from Party J. Representatives of Centerview provided the Transaction Committee with an update on its conversations with each of Parent and representatives of Party J. The Transaction Committee directed Centerview to communicate to Parent that, following the discussion between representatives of Centerview and Parent that evening, the Company had received a proposal to acquire the Company at a higher price per Share, and instructed Centerview to urge Parent to submit its best and final proposal by the following morning, August 6, 2024. The Transaction Committee directed Centerview to communicate to Party J that Party J should submit its best and final proposal on the same timeline, and to indicate that their proposal would need to include a reverse termination fee of at least 8% of transaction equity value. The Transaction Committee also instructed representatives of Centerview to indicate to each of Parent and Party J that they would each receive a revised merger agreement and revised disclosure letter overnight, and should confirm in their best and final proposals that no material substantive issues remain in the draft merger agreement. The Transaction Committee directed Ropes & Gray to send to each of Parent and Party J a revised draft merger agreement and disclosure letter.

Overnight on August 6, 2024, Ropes & Gray sent a revised draft merger agreement to counsel to Party J. The revised draft merger agreement provided for, among other things, a Company termination fee equal to 3.0% of the transaction equity value as well as a reverse termination fee equal to 8.0% of the transaction equity value in connection with Purchaser’s failure to consummate the Offer under specified circumstances.

Also overnight on August 6, 2024, Ropes & Gray sent a revised draft merger agreement to Arnold & Porter. The revised draft merger agreement provided for, among other things, a Company termination fee equal to 3.0% of the transaction equity value.

In the morning of August 6, 2024, a representative of Parent contacted Mr. Bailey indicating that Parent intended to submit a revised proposal to acquire the Company prior to that morning’s deadline and inquiring about the Company’s willingness to enter into exclusive negotiations. Mr. Bailey indicated to the representative of Parent that value would be the driving factor in the Transaction Committee’s decision whether to grant any party exclusivity, and the Company would consider any requests based on the best and final bids.

Later that morning, Parent submitted a revised best and final proposal to acquire the Company at a price per Share of $7.15 in cash and communicated that Parent had no material substantive issues with the terms of the revised draft merger agreement but requested a call with Mr. Bailey to discuss the compensation arrangements approved by the Compensation Committee, which call subsequently occurred that morning. The revised Parent proposal valued the Company’s equity at $404.8 million, and as compared to the Company’s closing stock price on August 5, 2024, represented an 81% premium. Parent requested that the Company agree to enter into a short period of exclusivity through 9:29 a.m. Eastern Time on August 7, 2024 to enable the parties to sign and announce the proposed transaction, and representatives of Parent sent a draft exclusivity agreement on behalf of

Parent to Centerview. Also that morning, Party J submitted a revised best and final proposal to acquire the Company at a price per Share of $7.00 in cash, with a request for exclusivity through 9:30 a.m. Eastern Time on August 8, 2024.

Following the receipt of the best and final proposals, the Transaction Committee convened a meeting that morning, with representatives of Centerview, Mintz and Ropes & Gray in attendance, to discuss the final proposals and each party’s request for exclusivity. In light of the higher price per Share offered by Parent, the greater certainty of closing, and the enforcement rights provided to the Company in Parent’s revised draft merger agreement, the Transaction Committee authorized the Company to continue negotiations with Parent and enter into an exclusivity agreement with Parent on mutually agreeable terms through 9:29 a.m. Eastern Time on August 7, 2024 to permit the parties to finalize negotiation and, subject to approval by the Board of the proposed transaction, sign and announce the proposed transaction the next morning.

Representatives of Centerview informed representatives of Parent that the Company was willing to agree to a short period of exclusivity, and Parent and the Company executed the exclusivity agreement that day. From this point in time until the execution of the Merger Agreement on August 6, 2024, the Company and Parent exclusively negotiated with each other, and the Company ceased negotiations with Party J and all other parties.

On August 6, 2024, Ropes & Gray and Arnold & Porter finalized the proposed Merger Agreement containing the terms described in Section 11 – “The Merger Agreement; Other Agreements” of the Offer to Purchase.

On the afternoon of August 6, 2024, the Board convened a meeting with members of the Company’s senior management, Centerview, Mintz and Ropes & Gray in attendance. The chairman of the Transaction Committee provided the Board with an update on the status of negotiations with each of Parent and Party J, and representatives of Centerview summarized Parent’s and Party J’s revised proposals. Representatives of Ropes & Gray discussed the Board’s fiduciary duties in connection with a potential sale transaction, presented the material terms of the draft merger agreements negotiated with Parent and the proposed resolutions of the Board approving the transactions and the Merger Agreement. The Board also considered relationship disclosures previously made available by each of Centerview and Guggenheim Securities. The Board agreed to reconvene later that evening following the finalization of all negotiations of the Merger Agreement.

On the same day, the Compensation Committee convened a meeting to discuss and approve the compensation-related provisions in the Merger Agreement, including the treatment of equity awards in the Merger, and other matter, including, among other things, the creation a transaction bonus pool, the payment of prorated 2024 annual bonuses to Company employees, amendments to executive employment agreements relating to an executive’s entitlement to severance following a change of control of the Company and amendments to the Company’s change in control severance policy.

During the evening of August 6, 2024, the Board convened a meeting with members of the Company’s senior management, Centerview and Ropes & Gray in attendance. Representatives of Centerview reviewed with the Board Centerview’s financial analysis of the Offer Price, and rendered to the Board an oral opinion, which was subsequently confirmed by delivery of a written opinion dated August 6, 2024, that, as of such date and based upon and subject to various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken in preparing its opinion, the Offer Price to be paid to the holders of Shares (other than as specified in such opinion) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. For a detailed discussion of Centerview’s opinion, please see below under the caption “Opinion of Centerview Partners LLC.” Representatives of Ropes & Gray then summarized for the Board the material changes to the draft merger agreement that had been negotiated since the Board meeting earlier that afternoon and reviewed with the Board the directors’ fiduciary duties in connection with a sale transaction. Following additional discussion and consideration of the Merger Agreement, including the Offer, the Merger and the other transactions contemplated by the Merger Agreement, the Board unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable and fair to, and in the best interests of, the Company and the holders of the Shares, (ii) adopted the Merger Agreement and approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger, and (iii) resolved to recommend that the holders of the Shares accept the Offer and tender their Shares pursuant to the Offer.

Following such meeting, on August 6, 2024, the Company, Parent and Purchaser executed and delivered the Merger Agreement.

Early in the morning on August 7, 2024, Parent and the Company issued a joint press release announcing the execution of the Merger Agreement.

On August 20, 2024, Purchaser commenced the Offer and Parent filed the Offer to Purchase.

Reasons for the Recommendation of the Board

In evaluating the Merger Agreement and the Transactions, including the Offer and the Merger, the Board consulted with the Company’s senior management and its legal and financial advisors. In the course of reaching its determination that the terms of the Offer and the Merger are advisable and in the best interests of the Company and its stockholders and to recommend that holders of Shares accept the Offer and tender their Shares in the Offer, the Board reviewed, evaluated, and considered a significant amount of information and numerous factors and benefits of the Offer and the Merger, each of which the Board believed supported its unanimous determination and recommendation. As a result, for the reasons set forth below, the Board recommends that Company’s stockholders tender their Shares in response to the Offer:

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Attractive Price. The all-cash consideration of $7.15 per Share, taking into account the Board’s familiarity with the business, operations, prospects, strategic and short and long term operating plans, assets, liabilities and financial condition of the Company and the relative certainty and liquidity of the all-cash Offer Price and Merger Consideration, is more favorable to the Company’s stockholders than the potential value that could reasonably be expected to be generated from the alternative of the Company continuing to operate independently and pursuing its current business and financial plans on a standalone basis, taking into account the execution risks associated with continued independence;

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Substantial Premium. The current and historical market prices of the Common Stock, and the fact that the Offer Price represents a compelling premium to recent market prices of the Common Stock, including:

•	an 81% premium to the closing price of the Common Stock on August 5, 2024, the last full trading day prior to Parent’s August 6, 2024 proposal;

•	a 151% premium to the volume weighted average price for the Common Stock over the 30 trading days ending on August 5, 2024; and

•	a 44% premium to the highest closing stock price of the Common Stock over the 52-week period ending on August 5, 2024.

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Certainty of Value. The Offer Price and the Merger Consideration are all cash and the Transactions therefore provide certain and immediate value and liquidity to the Company’s stockholders for their Shares, especially when viewed against the internal and external risks and uncertainties associated with certain macroeconomic conditions, including the current state of the U.S. and global economies, and the potential impact of such risks and uncertainties on a standalone strategy of the Company and the trading price of the Shares;

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Other Strategic Alternatives. The Board considered the fact that representatives of the Company contacted thirteen potential counterparties on behalf of the Company, of which two were contacted regarding potential interest in a licensing transaction, and the belief of the Board, after a thorough review of possible alternative strategic alternatives reasonably available to the Company (including continuing to operate on a stand-alone basis), in each case taking into account the potential benefits, risks and uncertainties associated with those alternatives, that the Offer and the Merger represent the Company’s best reasonably available prospect for maximizing stockholder value;

•	Competition. Competitive considerations, including that well-financed pharmaceutical companies are discovering, developing, marketing and selling product candidates to treat patients with cancer;

•	Costs and Risks Associated with Drug Development. The costs and risks associated with continuing the development of pipeline drug candidates or acquisition of other commercial or pipeline assets;

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Capital Needs. The Company’s need for additional capital, the associated dilution that would be experienced by the Company’s stockholders if the Company were to sell additional common equity or securities convertible into common equity to raise the needed capital at the Company’s current trading price per Share, and the loss of potentially valuable rights or assets if the Company were to enter into a royalty monetization transaction or sell rights or interests of the Company’s product candidates (or enter into other collaborations) to raise the needed capital;

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IP Risks. The risk that the Company might lose patent protection for the method of use of trilaciclib as a transient IV-administered CDK4/6 inhibitor, resulting in a deleterious impact on the Company’s ability to capture attractive pricing for its lead product;

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Unfavorable Results of Ongoing Clinical Trials. The unfavorable June 2024 results of the Company’s Phase 3 Preserve 2 trial evaluating the efficacy and safety of trilaciclib administered in patients with metastatic triple negative breast cancer;

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Risks of Other Unfavorable Results of Ongoing Clinical Trials. The risks that the Company’s ongoing clinical trial activities may yield unfavorable results, which could result in delays in obtaining, or the failure to obtain, regulatory approval for other indications;

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Risk and Cost Associated with the Company’s Growth. The risk that the Company is unable to successfully manage the growth of its organization, including risks relating to continuing to build and maintain a commercial infrastructure for COSELA, or build the commercial infrastructure required for any product candidates that are approved in the future, and entering into and managing collaborations or other arrangements under acceptable terms with third parties for the development of the Company’s current or future product candidates, and, if approved, for marketing, sales and distribution, and the costs associated with such activities;

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Risks Associated with Drug Pricing. Future revenue from trilaciclib may be negatively impacted in the U.S. by increasing scrutiny of pharmaceutical pricing and proposals to address the perceived high cost of pharmaceuticals, as well as scrutiny of pricing under policies in international jurisdictions;

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Risk of Clinical Trial Failure. That clinical trials can take years to complete, and the outcomes are uncertain, along with the risks inherent in the development and eventual commercialization of the Company’s product candidates and the risks related to market acceptance of product candidates, if approved, and other factors affecting the revenues and profitability of biopharmaceutical product candidates generally;

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Risks Associated with Regulatory Processes. The risks inherent in obtaining regulatory approvals from regulatory authorities to be able to sell the Company’s products, which can take years to complete and the receipt of which are not guaranteed; that domestic and foreign regulators have their own procedures for approval of product candidates, that if a product is approved, regulators may limit the indications for which the product may be marketed, require extensive warnings on the product labeling or require expensive and time-consuming clinical trials or reporting as conditions of approval;

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Potentially Limited Period of Opportunity. The timing of the Transactions and the risk that if the Company does not accept the Parent offer now (as provided for in the Merger Agreement), it may not have another opportunity to do so or receive a comparable opportunity;

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Best Offer. The Board’s belief that (i) as a result of an active negotiating process, the Company had obtained Parent’s best offer, (ii) there is substantial risk of losing Parent’s offer of $7.15 per Share if the Company determined that it should pursue a higher price and (iii) based on the conversations and negotiations with Parent, as of the date hereof, the Offer Price of $7.15 per Share represented the highest price reasonably obtainable by the Company under the circumstances;

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Successful Negotiations with Parent. The Board considered the enhancements that the Company and its advisors were able to obtain as a result of robust arm’s-length negotiations with Parent, including the increase in the Offer Price proposed by Parent from the time of its initial indication of interest to the end of the negotiations.

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Likelihood of Closing. The belief of the Board that the likelihood of completing the Offer and the Merger is high, particularly in light of the terms of the Merger Agreement, including (i) the conditions to the Offer and the Merger being specific and limited, (ii) the exceptions contained within the “Company Material Adverse Effect” definition in the Merger Agreement, which generally defines the standard for closing risk, and (iii) the likelihood of obtaining required regulatory approvals, including the commitment of Parent to use its reasonable best efforts to obtain the required regulatory approvals;

•	No Financing Condition. The fact that the Transactions are not subject to a financing condition;

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Centerview Fairness Opinion. The oral opinion of Centerview Partners LLC (“Centerview”) rendered to the Board on August 6, 2024, which was subsequently confirmed by delivery of a written opinion dated August 6, 2024, that, as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the Offer Price to be paid to the holders of Shares (other than as specified in such opinion) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders, as more fully described below in “—Opinion of Centerview Partners LLC;”

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Financial Projections. The fact that achieving management’s financial projections entails significant execution risk, including the risks to the Company’s valuation of a clinical trial failure or execution failure;

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Successful Negotiations with Parent. The enhancements that representatives of the Company were able to obtain as a result of robust arm’s-length negotiations with Parent, including the increase in the Offer Price proposed by Parent from the time of its initial indication of interest to the end of the negotiations;

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Opportunity to Accept a Superior Proposal. The fact that, in certain circumstances, the terms of the Merger Agreement permit the Company to respond to unsolicited proposals, and that the provisions of the Merger Agreement permit the Board in certain circumstances to terminate the Merger Agreement in order to enter into a definitive agreement with respect to an unsolicited superior proposal, subject to the payment of a termination fee of $12,150,000, which amount the directors believe to be reasonable under the circumstances and unlikely to serve as a meaningful deterrent to other acquisition proposals; and

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Appraisal Rights. That stockholders who do not believe that the Offer Price represents fair consideration for their Shares will have an opportunity to pursue appraisal rights under Section 262 of the DGCL.

In addition, in the course of its deliberation, the Board also considered a variety of material risks and other countervailing factors related to entering into the Merger Agreement, including, but not limited to, the following:

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Opportunity Costs. The fact that the Company will no longer exist as an independent public company and the Company’s stockholders will forego any future increase in its value as an independent public company that might result from its possible growth;

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Potential Negative Impact on the Company’s Business. The possible negative effect of the Offer and the Merger and public announcement of the Offer and the Merger on the Company’s financial performance, operating results and stock price and the Company’s relationships with customers, suppliers, other business partners, management and employees;

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Prohibition Against Solicitations. The fact that the Merger Agreement precludes the Company from actively soliciting competing acquisition proposals and obligates the Company to pay Parent a termination fee equal to $12,150,000 under specified circumstances, which could discourage the making of a competing acquisition proposal or adversely impact the price offered in such a proposal;

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Business Operation Restrictions. The fact that the Merger Agreement imposes restrictions on the conduct of the Company’s business in the pre-closing period, which may adversely affect the Company’s business, including by delaying or preventing the Company from raising financing or pursuing non-ordinary course opportunities that may arise or precluding actions that would be advisable if the Company were to remain an independent company;

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Transaction Expenses. The substantial transaction expenses to be incurred in connection with the Transactions and the negative impact of such expenses on the Company’s cash reserves and operating results should the Offer and the Merger not be completed; and

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Interests of Insiders. The interests that certain directors and executive officers of the Company may have with respect to the Transactions that may be different from, or in addition to, their interests as stockholders of the Company or the interests of the Company’s other stockholders generally.

The foregoing discussion of the Board’s reasons for its recommendation that the Company’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer is not meant to be exhaustive, but addresses the material information and reasons considered by the Board in connection with its recommendation. In view of the wide variety of factors considered by the Board in connection with the evaluation of the Offer and the complexity of these matters, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific reasons considered in reaching its determination and recommendation. Rather, the Company’s directors made their determinations and recommendations based on the totality of the information presented to them, and the judgments of individual members of the Board may have been influenced to a greater or lesser degree by different reasons. In arriving at their respective recommendations, the members of the Board considered the interests of the Company’s executive officers and directors as described under “Item 3. Past Contacts, Transactions, Negotiations and Agreements” above.

The foregoing discussion and certain information presented in this section is forward-looking in nature and, therefore, the information should be read in light of the factors described below in the section entitled “Item 8. Additional Information—Cautionary Note Regarding Forward-Looking Statements”.

Intent to Tender

To the knowledge of the Company, after making reasonable inquiry, all of the Company’s executive officers and directors currently intend to tender or cause to be tendered all Shares held of record or beneficially owned by such person or entity prior to the expiration of the Offer, as it may be extended (other than Shares for which such holder does not have discretionary authority). The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Opinion of Centerview Partners LLC

The Company retained Centerview as financial advisor to the Board in connection with the proposed Offer and Merger and the other transactions contemplated by the Merger Agreement. In connection with this engagement, the Board requested that Centerview evaluate the fairness, from a financial point of view, to the holders of Shares

(other than (i) any Shares held in treasury of the Company or owned by Parent, Purchaser, the Company or any direct or indirect wholly owned subsidiary of Parent, Purchaser or the Company, immediately prior to the Effective Time and (ii) any Shares outstanding immediately prior to the Effective Time and held by a holder who is entitled to demand and properly demands appraisal for such Shares in accordance with Section 262 of the DGCL (the shares referred to in clauses (i) and (ii), together with any Shares held by any affiliate of the Company or Parent, the “Excluded Shares”) of the Offer Price proposed to be paid to such holders pursuant to the Merger Agreement. On August 6, 2024, Centerview rendered to the Board its oral opinion, which was subsequently confirmed by delivery of a written opinion dated August 6, 2024, that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the Offer Price to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.

The full text of Centerview’s written opinion, dated August 6, 2024, which describes the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, is attached as Annex I and is incorporated herein by reference. The summary of the written opinion of Centerview set forth below is qualified in its entirety to the full text of Centerview’s written opinion attached as Annex I. Centerview’s financial advisory services and opinion were provided for the information and assistance of the Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transactions and Centerview’s opinion addressed only the fairness, from a financial point of view, as of the date thereof, to the holders of Shares (other than Excluded Shares) of the Offer Price to be paid to such holders pursuant to the Merger Agreement. Centerview’s opinion did not address any other term or aspect of the Merger Agreement or the Transactions and does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Offer, or otherwise act with respect to the Transactions or any other matter.

The full text of Centerview’s written opinion should be read carefully in its entirety for a description of the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion.

In connection with rendering the opinion described above and performing its related financial analyses, Centerview reviewed, among other things:

•	a draft of the Merger Agreement, dated August 6, 2024 (the “Draft Merger Agreement”);

•	Annual Reports on Form 10-K of the Company for the years ended December 31, 2023, December 31, 2022, and December 31, 2021;

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company;

•	certain publicly available research analyst reports for the Company;

•	certain other communications from the Company to its stockholders; and

•

certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of the Company, including certain financial forecasts, analyses and the Forecasts (as defined below) that were furnished to Centerview by the Company for purposes of Centerview’s analysis (collectively, the “Internal Data”).

Centerview also participated in discussions with members of the senior management and representatives of the Company regarding their assessment of the Internal Data. In addition, Centerview reviewed publicly available financial and stock market data, including valuation multiples, for the Company and compared that data with similar data for certain other companies, the securities of which are publicly traded, in lines of business that Centerview deemed relevant. Centerview also compared certain of the proposed financial terms of the

Transactions with the financial terms, to the extent publicly available, of certain other transactions that Centerview deemed relevant, and conducted such other financial studies and analyses and took into account such other information as Centerview deemed appropriate.

Centerview assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by Centerview for purposes of its opinion and, with the Company’s consent, Centerview relied upon such information as being complete and accurate. In that regard, Centerview assumed, at the Company’s direction, that the Internal Data (including, without limitation, the Forecasts) were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby and Centerview relied, at the Company’s direction, on the Internal Data for purposes of Centerview’s analysis and opinion. Centerview expressed no view or opinion as to the Internal Data or the assumptions on which it was based. In addition, at the Company’s direction, Centerview did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of the Company, nor was Centerview furnished with any such evaluation or appraisal, and was not asked to conduct, and did not conduct, a physical inspection of the properties or assets of the Company. Centerview assumed, at the Company’s direction, that the final executed Merger Agreement would not differ in any respect material to Centerview’s analysis or opinion from the Draft Merger Agreement reviewed by Centerview. Centerview also assumed, at the Company’s direction, that the Transactions will be consummated on the terms set forth in the Merger Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to Centerview’s analysis or Centerview’s opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transactions, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to Centerview’s analysis or Centerview’s opinion. Centerview did not evaluate and did not express any opinion as to the solvency or fair value of the Company, or the ability of the Company to pay its obligations when they come due, or as to the impact of the Transactions on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. Centerview is not a legal, regulatory, tax or accounting advisor, and Centerview expressed no opinion as to any legal, regulatory, tax or accounting matters.

Centerview’s opinion expressed no view as to, and did not address, the Company’s underlying business decision to proceed with or effect the Transactions, or the relative merits of the Transactions as compared to any alternative business strategies or transactions that might be available to the Company or in which the Company might engage. Centerview’s opinion was limited to and addressed only the fairness, from a financial point of view, as of the date of Centerview’s written opinion, to the holders of the Shares (other than Excluded Shares) of the Offer Price to be paid to such holders pursuant to the Merger Agreement. For purposes of its opinion, Centerview was not asked to, and Centerview did not, express any view on, and its opinion did not address, any other term or aspect of the Merger Agreement or the Transactions, including, without limitation, the structure or form of the Transactions, or any other agreements or arrangements contemplated by the Merger Agreement or entered into in connection with or otherwise contemplated by the Transactions, including, without limitation, the fairness of the Transactions or any other term or aspect of the Transactions to, or any consideration to be received in connection therewith by, or the impact of the Transactions on, the holders of any other class of securities, creditors or other constituencies of the Company or any other party. In addition, Centerview expressed no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of the Company or any party, or class of such persons in connection with the Transactions, whether relative to the Offer Price to be paid to the holders of the Shares pursuant to the Merger Agreement or otherwise. Centerview’s opinion was necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to Centerview as of, the date of Centerview’s written opinion, and Centerview does not have any obligation or responsibility to update, revise or reaffirm its opinion based on circumstances, developments or events occurring after the date of Centerview’ written opinion. Centerview’s opinion does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Offer, or otherwise act with respect to the Transactions or any other matter. Centerview’s financial advisory services and its written opinion were provided for the information and assistance of the Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transactions. The issuance of Centerview’s opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

Summary of Centerview Financial Analysis

The following is a summary of the material financial analyses prepared and reviewed with the Board in connection with Centerview’s opinion, dated August 6, 2024. The summary set forth below does not purport to be a complete description of the financial analyses performed or factors considered by, and underlying the opinion of, Centerview, nor does the order of the financial analyses described represent the relative importance or weight given to those financial analyses by Centerview. Centerview may have deemed various assumptions more or less probable than other assumptions, so the reference ranges resulting from any particular portion of the analyses summarized below should not be taken to be Centerview’s view of the actual value of the Company. Some of the summaries of the financial analyses set forth below include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses performed by Centerview. Considering the data in the tables below without considering all financial analyses or factors or the full narrative description of such analyses or factors, including the methodologies and assumptions underlying such analyses or factors, could create a misleading or incomplete view of the processes underlying Centerview’s financial analyses and its opinion. In performing its analyses, Centerview made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company or any other parties to the Transaction. None of the Company, Parent, Purchaser or Centerview or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of the Company do not purport to be appraisals or reflect the prices at which the Company may actually be sold. Accordingly, the assumptions and estimates used in, and the results derived from, the financial analyses are inherently subject to substantial uncertainty. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before August 6, 2024 (the last trading day before the public announcement of the Transactions) and is not necessarily indicative of current market conditions.

Selected Public Company Analysis

Centerview reviewed and compared certain financial information of the Company to corresponding financial information of certain publicly traded commercial-stage oncology companies listed below that Centerview deemed comparable, based on its experience and professional judgment, to the Company (which companies are referred to as the “selected companies” in this summary of Centerview’s opinion).

Using publicly available information obtained from SEC filings and other data sources as of August 6, 2024, Centerview calculated, for each selected company, such selected company’s implied enterprise value (calculated as the equity value (determined using the treasury stock method and taking into account outstanding in-the-money options, warrants, restricted stock units and other convertible securities) plus the book value of debt and certain liabilities less cash and cash equivalents) as a multiple of Wall Street research analyst consensus estimated revenue for calendar year 2026 (the “EV/2026E Revenue Trading Multiple”). The results of this analysis indicated a median EV/2026E Revenue Trading Multiple of 1.2x.

The companies reviewed and the EV/2026E Revenue Trading Multiples of the selected companies were as follows:

Selected Companies	EV/2026E Revenue Trading Multiple
ADC Therapeutics SA	1.2x
Karyopharm Therapeutics Inc.	0.9x
Puma Biotechnology, Inc.	1.0x
UroGen Pharma Ltd.	2.3x
Y-mAbs Therapeutics, Inc.	3.3x

Median	1.2x

Although none of the selected companies is directly comparable to the Company, the selected companies were chosen by Centerview, among other reasons, because they are publicly traded commercial-stage oncology companies with certain operational, business and/or financial characteristics that, for purposes of Centerview’s analysis, may be considered similar to those of the Company. However, because none of the selected companies is exactly the same as the Company, Centerview believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected public company analysis. Accordingly, Centerview also made qualitative judgments, based on its experience and professional judgment, concerning differences between the operational, business and/or financial characteristics of the Company and the selected companies that could affect the public trading values of each in order to provide a context in which to consider the results of the quantitative analysis.

Based on its analysis and other considerations that Centerview deemed relevant in its professional judgment and experience, Centerview selected a reference range of EV/2026E Revenue Trading Multiples of 1.00x to 2.25x to apply to the Company’s estimated calendar year 2026 revenue as set forth in the Forecasts. In selecting this reference range of EV/2026E Revenue Trading Multiples, Centerview made qualitative judgments based on its experience and professional judgment concerning differences between the business, operational and/or financial characteristics of the Company and the selected companies that could affect their public trading values in order to provide a context in which to consider the results of the quantitative analysis.

Centerview applied this range of EV/2026E Revenue Trading Multiples to the Company’s estimated calendar year 2026 revenue of $120 million, as set forth in the Forecasts, and added to it the Company’s estimated net cash of $13 million and the estimated value of long-term investments of $9 million, each as of June 30, 2024, as set forth in the Internal Data, and divided by the number of fully diluted outstanding Shares (calculated using the treasury stock method and taking into account outstanding options, restricted stock units, performance based restricted stock units and deferred share units) as of August 5, 2024, as set forth in the Internal Data, resulting in an implied per share equity value range for the Shares of approximately $2.60 to $5.25, rounded to the nearest $0.05. Centerview then compared this range to the Offer Price of $7.15 per Share in cash, without interest, proposed to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement.

Selected Precedent Transaction Analysis

Centerview reviewed and analyzed certain information relating to the following selected transactions involving certain public biopharmaceutical companies with a commercial-stage asset (which transactions are referred to as the “selected transactions” in this summary of Centerview’s opinion) that Centerview, based on its experience and professional judgment, deemed relevant to consider in relation to the Company and the Transactions.

Using publicly available information obtained from SEC filings and other data sources as of the time of the announcement of the selected transactions, Centerview calculated, for each selected transaction, the transaction value (calculated as the offer value (determined using the treasury stock method and taking into account outstanding in-the-money options, warrants, restricted stock units and other convertible securities), plus the book value of debt and certain liabilities less cash and cash equivalents and excluding any contingent consideration)

implied for each target company based on the consideration payable in the applicable selected transaction as a multiple of the target company’s forward projected revenue two years following the applicable selected transaction announcement (the “TV/2-Year Forward Revenue Multiple”).

The selected transactions and the TV/2-Year Forward Revenue Multiples of the selected transactions considered in this analysis are summarized below:

Date Announced	Target	Acquiror	TV/2-Year Forward Revenue
06/24/24	Alimera Sciences, Inc.	ANI Pharmaceuticals, Inc.	3.2x
09/26/23	Intercept Pharmaceuticals, Inc.	Alfasigma S.p.A	2.2x
01/09/23	Albireo Pharma, Inc.	Ipsen Pharma SAS	5.6x
11/07/22	Oyster Point Pharma, Inc.	Viatris Inc.	2.2x
10/18/22	AVEO Pharmaceuticals, Inc.	LG Chem, Ltd.	2.5x
08/22/22	Aerie Pharmaceuticals, Inc.	Alcon Research, LLC	4.3x
06/27/22	Epizyme, Inc.	Ipsen Pharma SAS	2.5x
02/14/22	BioDelivery Sciences International, Inc.	Collegium Pharmaceutical, Inc.	2.1x
10/11/21	Adamas Pharmaceuticals, Inc.	Supernus Pharmaceuticals, Inc.	3.3x
10/11/21	Flexion Therapeutics, Inc.	Pacira BioSciences, Inc.	2.5x
Median			2.5x

Although none of the selected transactions is directly comparable to the Transactions, these selected transactions were selected by Centerview because, among other reasons, their participants, size or other factors, for purposes of Centerview’s analysis, may be considered similar to the Transactions. The reasons for and the circumstances surrounding each of the selected transactions analyzed were diverse and there are inherent differences in the business, operational and/or financial conditions and prospects of the Company and the companies included in the selected precedent transactions analysis. However, because none of the selected transactions used in this analysis is identical or directly comparable to the Transactions, Centerview believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected precedent transaction analysis. Accordingly, Centerview also made qualitative judgments, based on its experience and professional judgment, concerning differences in business, operational and/or financial characteristics of the Company and the companies included in the selected transactions analysis and other factors that could affect the transaction values of each transaction in order to provide a context in which to consider the results of the quantitative analysis.

Based on this analysis and other considerations that Centerview deemed relevant in its experience and professional judgment, Centerview selected a reference range of TV/2-Year Forward Revenue Multiples of 2.25x – 3.25x. In selecting this range of TV/2-Year Forward Revenue Multiples, Centerview made qualitative judgments based on its experience and professional judgment concerning differences in business, operational and/or financial characteristics of the Company and the companies included in the selected transactions analysis and other factors that could affect the transaction values of each transaction in order to provide a context in which to consider the results of the quantitative analysis.

Centerview applied this reference range of TV/2-Year Forward Revenue Multiples to the Company’s estimated two-year forward revenue of $111 million, as set forth in the Forecasts, and added to it the Company’s estimated net cash of $13 million and the estimated value of long-term investments of $9 million, each as of June 30, 2024, as set forth in the Internal Data, and divided by the number of fully diluted outstanding Shares (calculated using the treasury stock method and taking into account outstanding Company Options, Company RSUs, Company PSUs and Company DSUs, as of August 5, 2024 and as set forth in the Internal Data, resulting in an implied per share equity value range for the Shares of approximately $4.85 to $6.80, rounded to the nearest $0.05. Centerview then compared this range to the Offer Price of $7.15 in cash, without interest, proposed to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement.

Discounted Cash Flow Analysis

Centerview performed a discounted cash flow analysis of the Company based on the Forecasts. A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset or set of assets by calculating the “present value” of estimated future cash flows of the asset or set of assets. “Present value” refers to the current value of future cash flows or amounts and is obtained by discounting those future cash flows or amounts by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors.

In performing this analysis, Centerview calculated a range of equity values for the Shares by (a) discounting to present value as of June 30, 2024 using discount rates ranging from 13.0% to 16.0% (based on Centerview’s analysis of the Company’s weighted average cost of capital) and using a mid-year convention: (i) the forecasted after-tax unlevered free cash flows of the Company over the period beginning on July 1, 2024 and ending on December 31, 2040, utilized by Centerview based on the Forecasts, (ii) an implied terminal value of the Company, calculated by Centerview by assuming that the Company’s unlevered free cash flows set forth in the Forecasts will remain constant in perpetuity after December 31, 2040 based on a growth rate of free cash flow of 0%, as directed by the Company’s management, and (iii) tax savings from usage of the Company’s estimated federal net operating losses and the Company’s estimated future losses, as provided by Company management, and (b) adding to the foregoing results, the Company’s estimated net cash of $13 million and the estimated value of long-term investments of $9 million, each as of June 30, 2024, as set forth in the Internal Data.

Centerview divided the result of the foregoing calculations by the number of fully diluted outstanding Shares (calculated using the treasury stock method and taking into account outstanding Company Options, Company RSUs, Company PSUs and Company DSUs) as of August 5, 2024, as set forth in the Internal Data, resulting in a range of implied equity values per Share of $4.90 to $5.60, rounded to the nearest $0.05. Centerview then compared the results of the above analysis to the Offer Price of $7.15 in cash, without interest, proposed to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement.

Other Factors

Centerview noted for the Board certain additional factors solely for reference and informational purposes only, including, among other things, the following:

•

Historical Stock Trading Price Analysis. Centerview reviewed historical closing trading prices of the Shares during the 52-week period ended August 6, 2024 (the last trading day before the public announcement of the Transactions), which reflected low and high stock closing prices for the Company during such period of $1.12 to $4.98 per Share; and

•

Analyst Price Target Analysis. Centerview reviewed stock price targets for the Shares in publicly available Wall Street research analyst reports as of August 6, 2024, which indicated low and high stock price targets for the Company ranging from $2.50 to $6.00 per Share.

General

The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. In arriving at its opinion, Centerview did not draw, in isolation, conclusions from or with regard to any factor or analysis that it considered. Rather, Centerview made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of the analyses.

Centerview’s financial analyses and opinion were only one of many factors taken into consideration by the Board in its evaluation of the Transactions. Consequently, the analyses described above should not be viewed as determinative of the views of the Board or management of the Company with respect to the Offer Price or as to whether the Board would have been willing to determine that a different consideration was fair. The consideration for the transaction was determined through arm’s-length negotiations between the Company and Parent and was approved by the Board. Centerview provided advice to the Company during these negotiations. Centerview did not, however recommend any specific amount of consideration to the Company or the Board or that any specific amount of consideration constituted the only appropriate consideration for the transaction.

Centerview is a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the two years prior to the date of its written opinion, except for the current engagement by the Company, Centerview had not been engaged to provide financial advisory or other services to the Company, and Centerview did not receive any compensation from the Company during such period. In the two years prior to the date of its written opinion, Centerview had not been engaged to provide financial advisory or other services to Parent or Purchaser, and Centerview did not receive any compensation from Parent or Purchaser during such period. Centerview may provide financial advisory and other services to or with respect to the Company or Parent or their respective affiliates in the future, for which Centerview may receive compensation. Certain (i) of Centerview’s and Centerview’s affiliates’ directors, officers, members and employees, or family members of such persons, (ii) of Centerview’s affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, the Company, Parent, Purchaser or any of their respective affiliates, or any other party that may be involved in the Transactions.

The Board selected Centerview as its financial advisor in connection with the Transactions based on Centerview’s expertise and experience with transactions such as the proposed Transactions. Centerview is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Transactions.

In connection with Centerview’s services as the financial advisor to the Board, the Company has agreed to pay Centerview an aggregate fee of approximately $14.9 million, $1 million of which was payable upon the rendering of Centerview’s opinion and approximately $13.9 million of which is payable contingent upon consummation of the Transactions. In addition, the Company has agreed to reimburse certain of Centerview’s expenses arising, and to indemnify Centerview against certain liabilities that may arise, out of Centerview’s engagement.

Certain Financial Projections

The Company does not, as a matter of course, publicly disclose financial forecasts or projections as to future performance, revenue, earnings or other results of its operations due to, among other reasons, the inherent uncertainty, unpredictability and subjectivity of the underlying assumptions and estimates. However, in connection with the evaluation of a proposed transaction, including the Transactions, Company senior management prepared certain non-public, unaudited prospective financial projections for fiscal years 2024 through 2040 based on its view of the prospects for the Company on a standalone basis with respect to its commercialized product, COSELA as well as royalties and milestone payments associated with its out-licensed product candidate, lerociclib, and the resulting unlevered free cash flows of the Company for fiscal years 2024 through 2040 (the “Forecasts”). The Forecasts were developed solely using the information available to the Company’s senior management at the time they were created. The Forecasts were provided to and considered by the Board in connection with its evaluation of the Offer and the Merger in comparison to the Company’s other strategic alternatives, including remaining as a standalone company. The Forecasts also were provided to Centerview and, at the Board’s direction, were relied upon by Centerview in connection with the rendering of its fairness opinion to the Board and in performing the related financial analyses as summarized above under “—Opinion of Centerview Partners LLC.” The Forecasts were not provided to Parent or Purchaser.

The summaries of the Forecasts are not being included in this Schedule 14D-9 to influence any stockholder’s decision whether to tender his, her or its Shares in the Offer. The summaries of the Forecasts are being included in this Schedule 14D-9 because the Forecasts were provided to the Board in connection with its evaluation of the transactions contemplated by the Merger Agreement, and also to Centerview for purposes of its financial analyses and opinion.

The Forecasts, although presented with numerical specificity, are necessarily based on numerous variables, estimates and assumptions that are inherently uncertain and many of which are beyond the Company’s control. Because the Forecasts cover multiple years, by their nature they will become subject to greater uncertainty with each successive year and are unlikely to anticipate each circumstance that will have an effect on the Company’s business and its results of operations. The Forecasts were prepared by the Company’s senior management based on certain estimates and assumptions with respect to general business, economic, competitive, regulatory, reimbursement and other market and financial conditions and other future events, all of which are difficult to predict and many of which are beyond the Company’s control. As a result, the Forecasts may not accurately reflect future trends or accurately estimate the market for COSELA or the future market for the Company’s product candidates, if approved. The Forecasts were developed solely using the information available to the Company’s senior management at the time they were created and reflect assumptions as to certain business decisions that are subject to change. Important factors that may affect actual results or that may result in the Forecasts not being achieved include, but are not limited to: (i) the ability to further commercialize COSELA and execute on marketing plans for any products or indications that may be approved in the future; (ii) the pursuit or success of preclinical studies and/or clinical trials of product candidates (including the funding for such studies or trials, anticipated patient enrollment, clinical outcomes, timing or associated costs), which may not support further development of such product candidates; (iii) regulatory approvals and related timelines and comments, feedback and actions of regulatory agencies; (iv) the timing of launch of commercial sales of product candidates, if approved; (v) the market acceptance of approved products and product candidates; (vi) the ability to obtain and maintain reimbursement for any approved product and the extent to which patient assistance programs are utilized; (vii) the development of products and product candidates for different indications; (viii) the inherent uncertainty in estimates of patient populations; (ix) risks associated with the development of product candidates in combination with other therapies; (x) the impact of competitive products and pricing; (xi) the availability of licensing or partnering arrangements on favorable terms or at all; (xii) the ability to establish and maintain intellectual property protection for products or avoid or defend claims of infringement; (xiii) uncertainties in contractual relationships, including collaborations, partnerships, licensing or other arrangements, and the performance of third-party suppliers and manufacturers; (xiv) the effect of global economic conditions and conditions in the biopharmaceutical industry; (xv) conditions in the financing markets and access to sufficient capital; (xvi) changes in applicable laws, rules and regulations; (xvii) the accuracy of certain accounting assumptions; and (xviii) the other risks identified in the Company’s SEC filings, including its Annual Report on Form 10-K for the fiscal year ended December 31, 2023, its Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2024 and June 30, 2024, and subsequent filings with the SEC, as well as the section entitled “Item 8. Additional Information—Cautionary Note Regarding Forward-Looking Statements” in this Schedule 14D-9. In addition, the Forecasts may be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable period. Accordingly, the Forecasts may not be realized, and actual results may vary materially from those shown.

The Forecasts were not prepared with a view toward complying with U.S. generally accepted accounting principles (“GAAP”), the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither the Company’s independent registered public accounting firm, nor any other independent accountant, has audited, reviewed, compiled or performed any procedures with respect to any of the Forecasts or expressed any opinion or any form of assurance related thereto.

The Forecasts were not prepared with a view toward public disclosure. The inclusion of the Forecasts in this Schedule 14D-9 should not be regarded as an indication that any of the Company, Parent, Purchaser or any of their respective affiliates, officers, directors, advisors, including Centerview, or other representatives considered or consider the Forecasts necessarily predictive of actual future events, and the Forecasts should not be relied upon as such or construed as financial guidance. None of the Company, Parent, Purchaser or any of their respective affiliates, officers, directors, advisors, including Centerview, or other representatives assumes any responsibility for the accuracy of the information contained in the Forecasts. None of the Company, Parent, Purchaser or any of their respective affiliates, officers, directors, advisors, including Centerview, or other representatives can give any assurance that actual results will not differ from the Forecasts, and none of them undertakes any obligation to update or otherwise revise or reconcile the Forecasts to reflect circumstances existing after the date the Forecasts were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the Forecasts are shown to be in error. None of the Company, Parent, Purchaser or any of their respective affiliates, officers, directors, advisors, including Centerview, or other representatives has made or makes any representation or warranty to any Company or Parent securityholders regarding the ultimate performance of the Company, Parent, the Surviving Corporation or any of their respective affiliates compared to the information contained in the Forecasts, the likelihood that the Forecasts will be achieved consistent with the Forecasts or at all, or the overall future performance of the Company, Parent, the Surviving Corporation or any of their respective affiliates. The Forecasts are subjective in many respects and, thus, are subject to interpretation.

The Forecasts were prepared by the Company’s senior management on bases reflecting the reasonably available estimates and judgments of the Company’s senior management as to the matters covered thereby and as of the date the Forecasts were generated. The Forecasts were prepared assuming the Company’s continued operation as a standalone, publicly traded company, and therefore do not give effect to the Offer or the Merger or any changes to the Company’s operations or strategy that may be implemented following the consummation of the Offer and the Merger or to any costs incurred in connection with the Offer or the Merger, including the potential synergies that may be achieved by the combined company as a result of the Merger or the effect of any business or strategic decision or action that has been or will be taken as a result of the execution of the Merger Agreement.

Certain of the measures included in the Forecasts, including EBIT and unlevered free cash flow, are financial measures that are not calculated in accordance with GAAP. Such non-GAAP financial measures should not be viewed as a substitute for GAAP financial measures, and may be different from non-GAAP financial measures used by other companies. Furthermore, there are limitations inherent in non-GAAP financial measures, because they exclude charges and credits that are required to be included in a GAAP presentation. Accordingly, non-GAAP financial measures should be considered together with, and not as an alternative to, financial measures prepared in accordance with GAAP. Neither EBIT nor unlevered free cash flows should be considered as an alternative to operating income or net income or any other performance measures derived in accordance with GAAP or as an alternative to cash flows from operating activities or as a measure of liquidity. The summary of the Forecasts below is included solely to give the Company’s stockholders access to the information that was made available to the Board and Centerview, and is not included in this Schedule 14D-9 in order to influence any Company stockholder to make any investment decision with respect to the Offer and the Merger or as to whether or not such holder should tender his, her or its Shares in connection with the Offer or otherwise how to act with respect to the proposed transactions or any other matter.

Financial measures provided to a financial advisor are excluded from the definition of non-GAAP financial measures and, therefore, are not subject to SEC rules regarding disclosures of non-GAAP financial measures, which would otherwise require a reconciliation of a non-GAAP financial measure to a GAAP financial measure. Reconciliations of non-GAAP financial measures were not provided to, or relied upon by, Centerview for purposes of its financial analysis as described above in the section entitled “—Opinion of Centerview Partners LLC” or by the Board in connection with its consideration of the Offer and the Merger. Accordingly, the Company has not provided a reconciliation of any non-GAAP financial measures included in the Forecasts.

None of the Company, or, to the knowledge of the Company, Parent or Purchaser, intends to make publicly available any update or other revisions to the Forecasts, except as otherwise required by law. The Forecasts were based on assumptions about the Company’s continued operation as a standalone, publicly traded company, including with respect to the continued sale and commercialization of COSELA and the receipt of royalty and milestone payments, including with respect to the Company out-licensed product candidate, lerociclib, while also accounting for risk and probability adjustments reflecting the assessment by the Company’s senior management as to the probability of success of such products and product candidates as of the time the Forecasts were prepared. The Forecasts include assumptions regarding product sales, asset-specific probabilities of technical and regulatory success, timing of clinical development plans, indications to be pursued, efficacy, safety, timing of regulatory approval, timing of commercial launch, development of product candidates in combination with other therapies, sales ramp, market size, market share, expansion into new markets, peak sales, duration, pricing, relative positioning versus competition, licensing arrangements, market exclusivity, estimated costs and expenses, effective tax rate and utilization of net operating losses, future equity raises, expected cash burn rate, and other relevant factors related to the Company’s long-range operating plan. The foregoing is a summary of certain key assumptions and does not purport to be a comprehensive or exhaustive overview of all metrics and assumptions included or reflected in the Forecasts.

The Forecasts for the applicable fiscal years are summarized in the tables below (USD in millions):

	Fiscal Year Ending December 31,
	2024 E	2025 E	2026 E	2027 E	2028 E	2029 E	2030 E	2031 E
Revenue:
Trilaciclib (U.S. Revenue)	$65	$92	$116	$135	$143	$148	$153	$158
Other Partnership & Milestone Revenue (1)	$9	$10	$4	$6	$7	$7	$8	$8

Total Revenue	$74	$102	$120	$141	$150	$155	$161	$166
Total Gross Profit	$71	$99	$116	$136	$145	$149	$155	$160
Total R&D Expenses	$(26)	$(18)	$(14)	$(10)	$(9)	$(7)	$(7)	$(7)
Total S&M Expenses	$(28)	$(30)	$(32)	$(34)	$(35)	$(37)	$(38)	$(40)
Total G&A Expenses	$(30)	$(32)	$(34)	$(36)	$(38)	$(39)	$(41)	$(43)
Total EBIT	$(13)	$18	$37	$56	$62	$66	$68	$70

	Fiscal Year Ending December 31,
	2032 E	2033 E	2034 E	2035 E	2036 E	2037 E	2038 E	2039 E	2040 E
Revenue:
Trilaciclib (U.S. Revenue)	$164	$170	$176	$57	$21	$14	$11	$12	$12
Other Partnership & Milestone Revenue (1)	$8	$8	$9	$7	$2	$1	$1	$—	$—

Total Revenue	$172	$178	$185	$64	$24	$14	$12	$12	$13
Total Gross Profit	$166	$171	$177	$62	$23	$14	$11	$12	$12
Total R&D Expenses	$(8)	$(8)	$(8)	$(6)	$(1)	$(1)	$(1)	$(1)	$(1)
Total S&M Expenses	$(41)	$(43)	$(45)	$(14)	$(5)	$(3)	$(3)	$(3)	$(3)
Total G&A Expenses	$(45)	$(46)	$(48)	$(16)	$(6)	$(4)	$(3)	$(3)	$(3)
Total EBIT	$72	$74	$76	$26	$11	$6	$5	$5	$5

(1)	Reflects (i) reimbursements for trilaciclib use in China, and (ii) reimbursements, milestones and royalties for lerociclib.

In addition, solely based on the Forecasts, the Company’s unlevered free cash flow was calculated for the fiscal years 2024 to 2040, which was approved by the Company’s senior management for use by Centerview in connection with the rendering of its opinion to the Board and in performing the related financial analyses as described above in the section titled “Opinion of Centerview Partners LLC”. The values presented in the table below do not take into account the effect of net operating loss usage, which was calculated separately.

The following tables present a summary of the unlevered free cash flows (USD in millions):

	Fiscal Year Ending December 31,
	2024 E		2025 E	2026 E	2027 E	2028 E	2029 E	2030 E	2031 E
Total EBIT (1)	$(13)		$18	$37	$56	$62	$66	$68	$70
Less: Tax Expenses (2)	$—		$(4)	$(9)	$(13)	$(15)	$(16)	$(16)	$(16)
Plus: Depreciation & Amortization	$—		$—	$—	$—	$—	$—	$—	$—
Less: Capital Expenditures	$—		$—	$—	$—	$—	$—	$—	$(2)
Less: Change in Net Working Capital	$1		$(4)	$(3)	$(3)	$(1)	$(1)	$(1)	$(1)
Unlevered Free Cash Flow (3)	$(12	)(4)	$10	$25	$40	$47	$50	$51	$51

	Fiscal Year Ending December 31,
	2032 E	2033 E	2034 E	2035 E	2036 E	2037 E	2038 E	2039 E	2040 E
Total EBIT (1)	$72	$74	$76	$26	$11	$6	$5	$5	$5
Less: Tax Expenses (2)	$(17)	$(17)	$(18)	$(6)	$(2)	$(1)	$(1)	$(1)	$(1)
Plus: Depreciation & Amortization	$1	$1	$1	$1	$1	$—	$—	$—	$—
Less: Capital Expenditures	$—	$—	$—	$—	$—	$—	$—	$—	$—
Less: Change in Net Working Capital	$(1)	$(1)	$(1)	$18	$6	$1	$—	$—	$—
Unlevered Free Cash Flow (3)	$55	$56	$58	$38	$15	$6	$4	$4	$4

(1)	EBIT is a non-GAAP financial measure defined as earnings before interest expenses and taxes.
(2)	Assumes a tax rate of 23.4%. Tax expense as presented does not take into account the effect of net operating loss usage, which was calculated separately.
(3)

Unlevered free cash flow is a non-GAAP financial measure defined as the Company’s EBIT, less tax expense before net operating loss usage, plus depreciation and amortization, less capital expenditures, less change in net working capital.

(4)	Reflects unlevered free cash flow for the second half of 2024 of $(3) million.

In light of the foregoing factors and the uncertainties inherent in the Forecasts, stockholders are cautioned not to place undue, if any, reliance on the Forecasts or any other forward-looking information included in this section of the Schedule 14D-9.

Item 5.	Persons/Assets Retained, Employed, Compensated or Used.

Pursuant to Centerview’s engagement letter with the Company, the Company retained Centerview as its financial advisor in connection with the proposed Transactions and, in connection with such engagement, Centerview provided its opinion to the Board as further described in the section above entitled “Item 4. The Solicitation or Recommendation—Opinion of Centerview Partners LLC,” which is included as Annex I hereto and incorporated herein by reference. Centerview’s opinion to the Board does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Offer, or otherwise act with respect to the Transactions or any other matter. In connection with Centerview’s services as the financial advisor to the Board, the Company has agreed to pay Centerview an aggregate fee of approximately $14.9 million, $1.0 million of which was payable upon the rendering of Centerview’s opinion and approximately $13.9 million of which is payable contingent upon consummation of the Transactions. In addition, the Company has agreed to reimburse certain of Centerview’s expenses arising, and to indemnify Centerview against certain liabilities that may arise, out of Centerview’s engagement.

Additional information pertaining to the retention of Centerview by the Company in Item 4 under the heading “Opinion of the Company’s Financial Advisor” is hereby incorporated by reference in this Item 5.

In addition, pursuant to an engagement letter, the Company retained Guggenheim Securities as its financial advisor in connection with its evaluation of business combination transactions or other strategic or financing transactions not involving a sale of the Company. In connection with Guggenheim Securities’ services, the Company has agreed to pay Guggenheim Securities a fee of $2.0 million, which is payable contingent upon consummation of the Transactions. In addition, the Company has agreed to indemnify Guggenheim Securities against certain liabilities that may arise out of Guggenheim Securities’ engagement.

Except as set forth herein, neither the Company, nor any person acting on its behalf, has employed, retained or agreed to compensate any other person or class of persons to make solicitations or recommendations in connection with the Offer or the Merger, except that such solicitations or recommendations may be made by directors, officers or employees of the Company, for which services no additional compensation will be paid.

Item 6.	Interest in Securities of the Subject Company.

Other than the transactions set forth in the table below in this Item 6. Interest in Securities of the Subject Company and (i) the scheduled vesting of Company RSUs and Company PSUs and issuances by the Company with respect thereto and (ii) the scheduled vesting of Company Options, no transactions with respect to Shares have been effected by the Company or, to the knowledge of the Company after making reasonable inquiry, by any of its executive officers, directors, or affiliates during the sixty days prior to the date of this Schedule 14D-9:

Name	Date of Transaction	Nature of Transaction	Number of Shares	Price Per Share (1)(2)
John E. Bailey, Jr.	July 1, 2024	Company RSUs granted pursuant to equity incentive plan	105,000	$0.00
John E. Bailey, Jr.	July 5, 2024	Sell-to-cover	7,662	$2.5077
Mark Avagliano	July 1, 2024	Company RSUs granted pursuant to equity incentive plan	35,000	$0.00
Mark Avagliano	July 5, 2024	Sell-to-cover	2,638	$2.5077
Rajesh K. Malik, M.D.	July 5, 2024	Sell-to-cover	2,475	$2.5077
Terry L. Murdock	July 1, 2024	Company RSUs granted pursuant to equity incentive plan	35,000	$0.00
Terry L. Murdock	July 5, 2024	Sell-to-cover	2,475	$2.5077
Andrew Perry	July 1, 2024	Company RSUs granted pursuant to equity incentive plan	35,000	$0.00
Andrew Perry	July 5, 2024	Sell-to-cover	1,337	$2.5077
Monica Roberts Thomas	July 1, 2024	Company RSUs granted pursuant to equity incentive plan	35,000	$0.00
John W. Umstead V	July 1, 2024	Company RSUs granted pursuant to equity incentive plan	35,000	$0.00
John W. Umstead V	July 5, 2024	Sell-to-cover	527	$2.5077

Item 7.	Purposes of the Transaction and Plans or Proposals.

Except as indicated in this Schedule 14D-9 or as incorporated in this Schedule 14D-9 by reference, (a) the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in: (i) a tender offer for or other acquisition of the Company’s securities by the Company, any of its subsidiaries, or any other person; (ii) any extraordinary transaction such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present dividend rates or policy, or indebtedness or capitalization of the Company and (b) there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in clause (a) of this paragraph.

As described in the Merger Agreement, the Board, in connection with the exercise of its fiduciary duties, is permitted under certain conditions to engage in negotiations in response to an unsolicited acquisition proposal.

Item 8.	Additional Information.

Golden Parachute Compensation

The information set forth under “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements Between the Company and its Executive Officers, Directors and Affiliates—Golden Parachute Compensation” is incorporated herein by reference.

Conditions to the Offer

The information set forth in Section 15 of the Offer to Purchase under the caption “Conditions of the Offer” is incorporated herein by reference.

Stockholder Approval Not Required

Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquiror holds at least the amount of shares of each class of stock of the acquired corporation that would otherwise be required to approve a merger of the acquired corporation, and the stockholders that did not tender their shares in the tender offer receive the same consideration for their stock in the merger as was payable in the tender offer, the acquiror can effect a merger without the action of the stockholders of the acquired corporation. Accordingly, if Purchaser consummates the Offer, the Merger Agreement contemplates that the parties will effect the closing of the Merger without a vote of the stockholders of the Company in accordance with Section 251(h) of the DGCL. If the Merger is effected, (i) Company stockholders who do not tender their Shares in the Offer will be entitled to appraisal rights under Delaware law, provided that the relevant requirements under the DGCL have been satisfied, and (ii) Company stockholders (other than Purchaser, Parent, the Company and each of their respective wholly owned subsidiaries) who do not validly exercise appraisal rights under Delaware law will receive the same cash consideration for their Shares as was payable in the Offer following the consummation of the Merger.

Appraisal Rights

Holders of Shares will not have appraisal rights in connection with the Offer. However, if Purchaser purchases Shares in the Offer, and the Merger is consummated, holders of Shares immediately prior to the Effective Time will be entitled to appraisal rights under Section 262 of the DGCL, provided they comply with the applicable statutory procedures under Section 262. Holders whose Shares are tendered pursuant to the Offer will not be entitled to appraisal rights.

The following discussion summarizes appraisal rights of stockholders under the DGCL in connection with the Merger assuming that the Merger is consummated pursuant to Section 251(h) of the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this Schedule 14D-9 as Annex II. All references in Section 262 of the DGCL and in this summary to a “stockholder” or “holder” are to the record holder of Shares immediately prior to the Effective Time as to which appraisal rights are demanded. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. Stockholders should carefully review the full text of Section 262 of the DGCL as well as the information discussed below.

Under the DGCL, if the Merger is completed, holders of Shares immediately prior to the Effective Time who (i) did not tender their Shares in the Offer, (ii) follow the procedures set forth in Section 262 of the DGCL and

(iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Court of Chancery and to receive payment in cash of the “fair value” of such shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a rate of interest, if any, as determined by such court on the amount determined to be the fair value (or, in certain circumstances described below, on the difference between the amount determined to be the fair value and the amount paid by the Surviving Corporation to each stockholder entitled to appraisal prior to the entry of judgment in the appraisal proceeding). The “fair value” as so determined by the court could be greater than, less than or the same as the Offer Price.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within 10 days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. THE BOARD HAS FIXED AUGUST 14, 2024 AS THE RECORD DATE FOR DETERMINING THE STOCKHOLDERS AND BENEFICIAL OWNERS ENTITLED TO RECEIVE THIS NOTICE OF APPRAISAL. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the following discussion and Annex II carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

Any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

If a stockholder elects to exercise appraisal rights under Section 262 of the DGCL and the Merger is consummated pursuant to Section 251(h) of the DGCL, such stockholder must do all of the following:

•

within the later of the consummation of the Offer and 20 business days after the date of mailing of this Schedule 14D-9 (which date of mailing is August 20, 2024), mail or otherwise transmit to the Company at the address indicated below a written demand for appraisal of Shares held, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender such stockholder’s Shares in the Offer;

•	continuously hold of record such Shares from the date on which the written demand for appraisal is made through the Effective Time; and

•

any stockholder (or beneficial owner of Shares) who has otherwise perfected his, her or its appraisal rights or the Surviving Corporation must file a petition in the Court of Chancery demanding a determination of the fair value of the stock of all such stockholders within 120 days after the Effective Time.

Notwithstanding a stockholder’s compliance with the foregoing requirements, the Court of Chancery shall dismiss the appraisal proceedings as to all stockholders who are otherwise entitled to appraisal rights, and such stockholders will effectively lose their appraisal rights, unless (1) the total number of Shares entitled to appraisal rights exceeds 1% of the outstanding Shares eligible for appraisal or (2) the value of the consideration provided in the Merger for such total number of Shares entitled to appraisal rights exceeds $1 million.

If the Merger is consummated pursuant to Section 251(h) of the DGCL, Parent will cause the Surviving Corporation to deliver an additional notice of the effective date of the Merger to all stockholders of the Company who delivered a written demand to the Company (in accordance with the first bullet above) within 10 days after the closing of the Merger, as required by Section 262(d)(2) of the DGCL. However, only stockholders who have delivered a written demand in accordance with the first bullet above will receive such notice of the effective date. If the Merger is consummated pursuant to Section 251(h) of the DGCL, a failure to deliver a written demand for appraisal in accordance with the time periods specified in the first bullet above (or to take any of the other steps specified in the above bullets or summarized below) will be deemed to be a waiver or a termination of your appraisal rights.

Written Demand by the Record Holder

All written demands for appraisal should be addressed to G1 Therapeutics, Inc., P.O. Box 110341, 700 Park Offices Drive, Suite 200, Research Triangle Park, North Carolina 27709, attention: Corporate Secretary. The written demand for appraisal must be executed by or for the record holder of Shares and must reasonably inform the Company of the identity of the stockholder of record and that such stockholder intends thereby to demand appraisal of his, her or its Shares. If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

A beneficial owner of Shares held in “street name” who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of the Shares. If Shares are held through a brokerage firm, bank or other nominee who in turn holds the Shares through a central securities depository nominee, such as Cede & Co., a demand for appraisal of such Shares must be made by or on behalf of the depository nominee and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds Shares through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of the Shares should instruct the nominee holder that the demand for appraisal should be made by the record holder of the Shares, which may be a central securities depository nominee if the Shares have been so deposited.

A record holder, such as a broker, bank, fiduciary, depository or other nominee, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand must set forth the number of Shares covered by the demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of the record owner.

Filing a Petition for Appraisal

Within 120 days after the Effective Time, the Surviving Corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262, or the beneficial owner of any such shares, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the fair value of the Shares held by all holders who did not tender their shares in the Offer and who timely and properly demanded appraisal. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. The Company is under no obligation to and has no present intention to file a petition, and holders should not assume that the Company will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not voted in favor of the Merger and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 days after a written request therefor has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later. Notwithstanding the foregoing requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a petition for appraisal or request from the Surviving Corporation the statement described in this paragraph.

Upon the filing of such petition by any such holder of Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list (the “Verified List”) containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares have not been reached. Upon the filing of any such petition, the Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the stockholders shown on the Verified List. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the Court of Chancery. The costs of these notices are borne by the Surviving Corporation.

After notice to the stockholders as required by the Court of Chancery, the Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Court of Chancery may require the stockholders who demanded payment for their Shares to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any stockholder fails to comply with the direction, the Court of Chancery may dismiss the proceedings as to that stockholder. Notwithstanding a stockholder’s compliance with the requirements of Section 262 of the DGCL, the Court of Chancery shall dismiss the proceedings as to all stockholders who are otherwise entitled to appraisal rights unless (1) the total number of Shares entitled to appraisal rights exceeds 1% of the outstanding Shares eligible for appraisal or (2) the value of the consideration provided in the Merger for such total number of Shares entitled to appraisal rights exceeds $1 million.

Determination of Fair Value

After the Court of Chancery determines which stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding, the Court of Chancery will determine the fair value of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value (or, in certain circumstances described below, on the difference between the amount determined to be the fair value and the amount paid by the Surviving Corporation to each stockholder entitled to appraisal prior to the entry of judgment in the appraisal proceeding). Unless the Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. Notwithstanding the foregoing, at any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided in the immediately preceding sentence only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the Shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. The Company, Purchaser and Parent have made no determination as to whether such a payment may be made if the Merger is consummated, and the Company reserves the right to make such a payment upon the consummation of the Merger.

In determining fair value, the Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Supreme Court of Delaware also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Stockholders considering appraisal should be aware that the fair value of their Shares as so determined could be more than, the same as or less than the Offer Price and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL. Although the Company believes that the Offer Price is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Court of Chancery, and stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Offer Price. Neither Parent nor the Company anticipates offering more than the Offer Price to any stockholder exercising appraisal rights, and they reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Share is less than the Offer Price.

Upon application by the Surviving Corporation or by any holder of Shares entitled to participate in the appraisal proceeding, the Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any holder of Shares whose name appears on the Verified List and who has submitted such stockholder’s certificates of stock to the Delaware Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights. The Court of Chancery will direct the payment of the fair value of the Shares, together with interest, if any, on the amount determined to be the fair value (or, in certain circumstances described herein on the difference between the amount determined to be the fair value and the amount paid by the Surviving Corporation to each stockholder entitled to appraisal prior to the entry of judgment in the appraisal proceeding), by the Surviving Corporation to the stockholders entitled thereto. Payment will be so made to each such stockholder upon the surrender to the Surviving Corporation of such stockholder’s certificates. The Court of Chancery’s decree may be enforced as other decrees in such Court may be enforced.

If a petition for appraisal is not timely filed, or if both (1) the total number of Shares entitled to appraisal rights does not exceed 1% of the outstanding Shares eligible for appraisal and (2) the value of the consideration provided in the Merger for such total number of Shares entitled to appraisal rights does not exceed $1 million, then the right to an appraisal will cease. The costs of the action (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Court of Chancery and taxed upon the parties as the Court of Chancery deems equitable. Upon application of a stockholder, the Court of Chancery may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata against the value of all the Shares entitled to appraisal. In the absence of such determination or assessment, each party bears its own expenses.

Any stockholder who has duly demanded and perfected appraisal rights in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote his or her Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date prior to the Effective Time.

If any stockholder who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal, such stockholder’s Shares will be deemed to have been converted at the Effective Time into the right to receive the consideration payable in connection with the Merger (which is equal to the Offer Price, without interest). A stockholder will fail to perfect, or effectively lose, the stockholder’s right to appraisal if no petition for appraisal is filed within 120 days after the Effective Time. Moreover, the Court of Chancery shall dismiss the proceedings as to all stockholders who are otherwise entitled to appraisal rights, and such stockholders will effectively lose their appraisal rights, unless either (1) the total number of Shares entitled to appraisal rights exceeds 1% of the outstanding Shares immediately prior to the Effective Time or (2) the value of the consideration provided in the Merger for such total number of Shares entitled to appraisal rights exceeds $1 million. In addition, a stockholder may withdraw his, her or its demand for appraisal in accordance with Section 262 of the DGCL and accept the consideration payable in connection with the Merger by delivering to the Surviving Corporation a written withdrawal of such stockholder’s demand for appraisal and acceptance of the merger either within 60 days after the effective date of the Merger or thereafter with the written approval of the Surviving Corporation. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however, that the limitation set forth in this sentence shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the Merger within 60 days after the effective date of the Merger.

If you wish to exercise your appraisal rights, you must NOT tender your Shares in the Offer and must strictly comply with the procedures set forth in Section 262 of the DGCL. If you fail to take any required step in connection with the exercise of appraisal rights, it will result in the termination or waiver of your appraisal rights.

The foregoing summary of the rights of the Company’s stockholders to seek appraisal rights under Delaware law is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex II to this Schedule 14D-9.

Anti-Takeover Statutes

As a Delaware corporation, the Company is subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 restricts an “interested stockholder” (in general, a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for three years following the date such person became an interested stockholder unless: (i) before such person became an interested stockholder, the Board of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by (A) persons who are directors and also officers and (B) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) following the transaction in which such person became an interested stockholder, the business combination is (A) approved by the Board of the corporation and (B) authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. In accordance with the provisions of Section 203, the Board has approved the Merger, the

Merger Agreement, the Offer and the transactions contemplated thereby, as described in this Schedule 14D-9, and Parent and Purchaser have represented that neither they nor any of their “affiliates” or “associates” (as defined in Section 203) are or have been an interested stockholder at any time during the past three years. Therefore, the restrictions of Section 203 are inapplicable to the Merger and the transactions contemplated under the Merger Agreement.

Many other states also have adopted laws and regulations applicable to attempts to acquire securities of corporations that are incorporated or have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in such states. In the event it is asserted that any such provisions apply to the Offer or the Merger, the Company may be required to take certain actions with respect to such provisions.

Regulatory Approvals

Antitrust Compliance

Under the HSR Act and the rules promulgated thereunder, certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the Federal Trade Commission (“FTC”) in Notification and Report Forms provided by the acquiring and acquired persons, and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is subject to such requirements. In connection with the Offer, each of Parent and the Company expect to file a Notification and Report Form under the HSR Act with the FTC and the Antitrust Division on or about August 20, 2024. Under the HSR Act and the rules and regulations promulgated thereunder by the FTC, the initial waiting period for a tender offer of this type is 15 days. However, this period may be shortened if the reviewing agency grants “early termination” of the waiting period, or lengthened if the acquiring person voluntarily withdraws and refiles to allow a second 15-day waiting period, or if the reviewing agency issues a formal request for additional information and documentary material, in which case the waiting period expires ten days after the date when the acquiring person has certified its substantial compliance with such request. The Antitrust Division and the FTC assess the legality under the antitrust laws of transactions such as the acquisition of Shares by Purchaser pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of Shares so acquired or divestiture of substantial assets of Parent and/or the Company. Private parties and individual states of the United States may also bring legal actions under the antitrust laws of the United States. Parent and the Company do not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, what the result would be.

Annual and Quarterly Reports

For additional information regarding the business and the financial results of the Company, please see the Company’s Annual Report on Form 10-K for the year ended December 31, 2023, the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2024, the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2024, and Current Reports on Form 8-K filed with the SEC.

Certain Litigation

As of the date of this Schedule 14D-9, the Company is not aware of any material pending legal proceedings relating to the Offer or the Merger. However, lawsuits arising out of or relating to the Offer, the Merger or the Transactions may be filed in the future.

Cautionary Note Regarding Forward-Looking Statements

This Schedule 14D-9 contains forward-looking statements. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans”, “will be” and similar expressions. These forward-looking statements include, without limitation, statements related to the anticipated consummation of the acquisition of the Company by Parent and the timing thereof, and other statements that are not historical facts. These forward-looking statements are based on the Company’s current expectations and inherently involve significant risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, risks related to the Company’s and Parent’s ability to complete the transaction on the proposed terms and schedule; whether the tender offer conditions will be satisfied; whether sufficient stockholders of the Company tender their shares in the transaction; the outcome of legal proceedings that may be instituted against the Company and/or others relating to the transaction; the failure (or delay) to receive the required regulatory approvals relating to the transaction; the possibility that competing offers will be made; disruption from the proposed transaction, making it more difficult to conduct business as usual or maintain relationships with customers, employees or suppliers; diversion of management’s attention from the Company’s ongoing business operations; the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, including in circumstances that could require the Company to pay a termination fee, as well as other risks related to the Company’s business detailed from time-to-time under the caption “Risk Factors” and elsewhere in the Company’s filings and reports filed with the SEC, including its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the SEC, as well as the Tender Offer Statement on Schedule TO and other tender offer documents filed by Purchaser and Parent. All of these materials related to the Transactions (and all other transaction documents filed with the SEC) will be available at no charge from the SEC through its website at www.sec.gov. The Company undertakes no duty or obligation to update any forward-looking statements contained in this report as a result of new information, future events or changes in its expectations, except as required by law.

Item 9.	Exhibits.

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated August 20, 2024 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO).

(a)(1)(B)	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(D)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) of the Schedule TO).

(a)(1)(E)	Summary Advertisement as published in The New York Times, dated August 20, 2024 (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(5)(A)*	Opinion of Centerview Partners LLC, dated August 6, 2024 (included as Annex I of this Schedule 14D-9).

(a)(5)(B)	Joint Press Release Issued by the Company and Parent, dated August 7, 2023 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on August 7, 2024).

(a)(5)(C)	Letter from John E. Bailey, Jr., President and Chief Executive Officer, to employees on August 7, 2024 (incorporated by reference to Exhibit 99.1 to the Schedule 14D-9C filed by the Company on August 7, 2024).

(a)(5)(D)	Company Employee FAQ, first used on August 7, 2024 (incorporated by reference to Exhibit 99.2 to the Schedule 14D-9C filed by the Company on August 7, 2024).

Exhibit No.	Description

(a)(5)(E)	Company Investor FAQ, first used on August 7, 2024 (incorporated by reference to Exhibit 99.3 to the Schedule 14D-9C filed by the Company on August 7, 2024).

(a)(5)(F)	Company Email to Certain Investors of the Company on August 7, 2024 (incorporated by reference to Exhibit 99.4 to the Schedule 14D-9C filed by the Company on August 7, 2024).

(a)(5)(G)	Company Email to Certain Suppliers and Vendors of the Company on August 7, 2024 (incorporated by reference to Exhibit 99.5 to the Schedule 14D-9C filed by the Company on August 7, 2024).

(a)(5)(H)	Company X Post, posted on August 7, 2024 (incorporated by reference to Exhibit 99.6 to the Schedule 14D-9C filed by the Company on August 7, 2024).

(a)(5)(I)*	Company LinkedIn Post, posted on August 7, 2024 (incorporated by reference to Exhibit 99.7 to the Schedule 14D-9C filed by the Company on August 7, 2024).

(a)(5)(J)	Company Email to Certain Partners of the Company on August 7, 2024 (incorporated by reference to Exhibit 99.8 to the Schedule 14D-9C filed by the Company on August 7, 2024).

(a)(5)(K)	Press Release Issued by the Company, dated August 8, 2024 (incorporated by reference to Exhibit 99.1 to the Schedule 14D-9C filed by the Company on August 8, 2024).

(a)(5)(L)	Presentation by Parent to Company employees, dated August 14, 2024 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Parent on August 14, 2024).

(a)(5)(M)	Parent FAQ for Company Employees first used on August 14, 2024 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by Parent on August 14, 2024).

(e)(1)	Agreement and Plan of Merger, dated August 6, 2024, by and among the Company, Parent, and Purchaser (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed August 7, 2024).

(e)(2)*	Mutual Confidentiality Agreement, dated February 6, 2024, by and between the Company and Parent.

(e)(3)*	Amendment to Mutual Confidentiality Agreement, dated July 11, 2024, by and between the Company and Parent.

(e)(4)*	Exclusivity Agreement, dated August 6, 2024, by and between the Company and Parent.

(e)(5)	2011 Equity Incentive Plan, dated March 3, 2011, as amended (incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form S-1 filed by the Company on April 13, 2017).

(e)(6)	Amended and Restated 2017 Employee, Director and Consultant Equity Plan (incorporated by reference to Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2018 filed by the Company on August 8, 2018).

(e)(7)	Amended and Restated 2021 Inducement Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2022 filed by the Company on May 4, 2022).

(e)(8)	Second Amended and Restated Non-Employee Director Compensation Policy (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed by the Company on June 21, 2021).

(e)(9)	G1 Therapeutics Inc. Deferred Compensation Plan for Non-Employee Directors (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2023 filed by the Company on August 2, 2023).

Exhibit No.	Description

(e)(10)	Form of Performance Based Restricted Stock Unit Award Agreement under the Amended and Restated 2017 Employee, Director and Consultant Equity Plan, as amended (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2023, filed by the Company on May 3, 2023).

(e)(11)	Form of Restricted Stock Unit Agreement under the Amended and Restated 2021 Inducement Equity Incentive Plan, as amended (incorporated by reference to Exhibit 10.27 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2023, filed by the Company on February 28, 2024).

(e)(12)	Form of Restricted Stock Unit Agreement under the G1 Therapeutics Inc. Amended and Restated 2021 Inducement Equity Incentive Plan (incorporated by reference to Exhibit 10.28 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2023, filed by the Company on February 28, 2024).

(e)(13)	Form of Indemnification Agreement between the Company and each of its officers and directors (incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form S-1 filed by the Company on May 8, 2017).

(e)(14)	Employment Agreement by and between the Company and John E. Bailey, Jr., dated September 29, 2020 (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2020, filed by the Company on November 4, 2020).

(e)(15)	First Amendment to Employment Agreement by and between the Company and John E. Bailey, Jr., effective as of April 1, 2024 (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2024, filed by the Company on May 1, 2024).

(e)(16)	Second Amendment to Employment Agreement by and between the Company and John E. Bailey, Jr., effective as of August 6, 2024 (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2024, filed by the Company on August 8, 2024).

(e)(17)	Employment Agreement between the Company and Mark Avagliano, dated as of July 29, 2019 (incorporated by reference to Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2019, filed by the Company on August 7, 2019).

(e)(18)	First Amendment to Employment Agreement by and between the Company and Mark Avagliano, effective as of April 1, 2024 (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2024, filed by the Company on May 1, 2024).

(e)(19)	Second Amendment to Employment Agreement by and between the Company and Mark Avagliano, effective as of August 6, 2024 (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2024, filed by the Company on August 8, 2024).

(e)(20)	Employment Agreement between the Company and John W. Umstead V, dated as of February 28, 2023 (incorporated by reference to Exhibit 10.25 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2022, filed by the Company on March 1, 2023).

(e)(21)	First Amendment to Employment Agreement by and between the Company and John W. Umstead V, effective as of April 1, 2024 (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2024, filed by the Company on May 1, 2024).

Exhibit No.	Description

(e)(22)	Second Amendment to Employment Agreement by and between the Company and John W. Umstead V, effective as of August 6, 2024 (incorporated by reference to Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2024, filed by the Company on August 8, 2024).

(e)(23)	Employment Agreement between the Company and Rajesh K. Malik, M.D., dated July 1, 2014, as amended (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed June 13, 2019).

(e)(24)	Third Amendment to Employment Agreement by and between the Company and Rajesh K. Malik, M.D., effective as of April 1, 2024 (incorporated by reference to Exhibit 10.5 to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2024, filed by the Company on May 1, 2024).

(e)(25)	Fourth Amendment to Employment Agreement by and between the Company and Rajesh K. Malik, M.D., effective as of August 6, 2024 (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2024, filed by the Company on August 8, 2024).

(e)(26)	Employment Agreement between the Company and Terry Murdock, dated August 1, 2017, as amended (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed June 13, 2019).

(e)(27)	Second Amendment to Employment Agreement by and between the Company and Terry Murdock, effective as of April 1, 2024 (incorporated by reference to Exhibit 10.6 to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2024, filed by the Company on May 1, 2024).

(e)(28)	Third Amendment to Employment Agreement by and between the Company and Terry Murdock, effective as of August 6, 2024 (incorporated by reference to Exhibit 10.5 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2024, filed by the Company on August 8, 2024).

(e)(29)	Employment Agreement between the Company and Andrew Perry, dated July 28, 2021 (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2021, filed by the Company on August 4, 2021).

(e)(30)	First Amendment to Employment Agreement by and between the Company and Andrew Perry, effective as of April 1, 2024 (incorporated by reference to Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2024, filed by the Company on May 1, 2024).

(e)(31)	Second Amendment to Employment Agreement by and between the Company and Andrew Perry, effective as of August 6, 2024 (incorporated by reference to Exhibit 10.6 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2024, filed by the Company on August 8, 2024).

(e)(32)	Employment Agreement by and between the Company and Monica R. Thomas, dated May 22, 2023 (incorporated by reference to Exhibit 10.29 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2023, filed by the Company on February 28, 2024).

(e)(33)	First Amendment to Employment Agreement by and between the Company and Monica R. Thomas, effective as of April 1, 2024 (incorporated by reference to Exhibit 10.7 to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2024, filed by the Company on May 1, 2024).

Exhibit No.	Description

(e)(34)	Second Amendment to Employment Agreement by and between the Company and Monica Thomas, effective as of August 6, 2024 (incorporated by reference to Exhibit 10.7 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2024, filed by the Company on August 8, 2024).

(e)(35)	Definitive Proxy Statement for the 2024 Annual Meeting filed on April 25, 2024 (incorporated by reference to the Company’s Definitive Proxy Statement on Schedule 14A, filed on April 25, 2024).

*	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

G1 Therapeutics, Inc.

By:	/s/ John E. Bailey, Jr.
	Name:	John E. Bailey, Jr.
	Title:	President and Chief Executive Officer

Dated: August 20, 2024

ANNEX I

OPINION OF CENTERVIEW PARTNERS LLC

Centerview Partners LLC

31 West 52nd Street

New York, NY 10019

August 6, 2024

The Board of Directors

G1 Therapeutics, Inc.

700 Park Offices Drive, Suite 200

Research Triangle Park, NC 27709

The Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”) (other than Excluded Shares, as defined below), of G1 Therapeutics, Inc., a Delaware corporation (the “Company”), of the $7.15 per Share in cash, without interest, proposed to be paid to such holders pursuant to the Agreement and Plan of Merger proposed to be entered into (the “Agreement”) among Pharmacosmos A/S, a Danish Aktieselskab (“Parent”), Genesis Merger Sub, Inc., a Delaware corporation and indirect wholly owned subsidiary of Parent (“Purchaser”), and the Company. The Agreement provides (i) for Purchaser to commence a tender offer to purchase all of the Shares (the “Tender Offer”) at a price of $7.15 per Share, net to the seller in cash without interest, for each Share accepted and (ii) that, following completion of the Tender Offer, Purchaser will be merged with and into the Company (the “Merger” and, collectively with the Tender Offer and the other transactions contemplated by the Agreement, the “Transaction”), as a result of which the Company will become an indirect wholly owned subsidiary of Parent and each issued and outstanding Share immediately prior to the effective time of the Merger (other than (i) any Shares held in treasury of the Company or owned by Parent, Purchaser, the Company or any direct or indirect wholly owned subsidiary of Parent, Purchaser or the Company, immediately prior to the Effective Time (as defined in the Agreement) and (ii) any Dissenting Shares (as defined in the Agreement) (the shares referred to in clauses (i) and (ii), together with any Shares held by any affiliate of the Company or Parent, “Excluded Shares”)) will be converted into the right to receive $7.15 per Share in cash, without interest (the $7.15 per Share consideration to be paid in the Tender Offer and the Merger, the “Consideration”). The terms and conditions of the Transaction are more fully set forth in the Agreement.

We have acted as financial advisor to the Board of Directors of the Company in connection with the Transaction. We will receive a fee for our services in connection with the Transaction, a portion of which is payable upon the rendering of this opinion and a substantial portion of which is contingent upon the consummation of the Transaction. In addition, the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement.

We are a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the past two years, except for our current engagement, we have not been engaged to provide financial advisory or other services to the Company, and we have not received any compensation from the Company during such period. In the past two years, we have not been engaged to provide financial advisory or other services to Parent or Purchaser, and we have not received any compensation from Parent or Purchaser during such period. We may provide financial advisory and other services to or with respect to the Company or Parent or their respective affiliates in the future, for which we may receive compensation. Certain (i) of our and our affiliates’ directors, officers, members and employees, or family members of such persons, (ii) of our affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, the Company, Parent, Purchaser or any of their respective affiliates, or any other party that may be involved in the Transaction.

In connection with this opinion, we have reviewed, among other things: (i) a draft of the Agreement dated August 6, 2024 (the “Draft Agreement”); (ii) Annual Reports on Form 10-K of the Company for the years ended December 31, 2023, December 31, 2022 and December 31, 2021; (iii) certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; (iv) certain publicly available research analyst reports for the Company; (v) certain other communications from the Company to its stockholders; and (vi) certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of the Company, including certain financial forecasts, analyses and projections relating to the Company prepared by management of the Company and furnished to us by the Company for purposes of our analysis (the “Forecasts”) (collectively, the “Internal Data”). We have also participated in discussions with members of the senior management and representatives of the Company regarding their assessment of the Internal Data. In addition, we reviewed publicly available financial and stock market data, including valuation multiples, for the Company and compared that data with similar data for certain other companies, the securities of which are publicly traded, in lines of business that we deemed relevant. We also compared certain of the proposed financial terms of the Transaction with the financial terms, to the extent publicly available, of certain other transactions that we deemed relevant and conducted such other financial studies and analyses and took into account such other information as we deemed appropriate.

We have assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by us for purposes of this opinion and have, with your consent, relied upon such information as being complete and accurate. In that regard, we have assumed, at your direction, that the Internal Data (including, without limitation, the Forecasts) has been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby and we have relied, at your direction, on the Internal Data for purposes of our analysis and this opinion. We express no view or opinion as to the Internal Data or the assumptions on which it is based. In addition, at your direction, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of the Company, nor have we been furnished with any such evaluation or appraisal, and we have not been asked to conduct, and did not conduct, a physical inspection of the properties or assets of the Company. We have assumed, at your direction, that the final executed Agreement will not differ in any respect material to our analysis or this opinion from the Draft Agreement reviewed by us. We have also assumed, at your direction, that the Transaction will be consummated on the terms set forth in the Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to our analysis or this opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to our analysis or this opinion. We have not evaluated and do not express any opinion as to the solvency or fair value of the Company, or the ability of the Company to pay its obligations when they come due, or as to the impact of the Transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We are not legal, regulatory, tax or accounting advisors, and we express no opinion as to any legal, regulatory, tax or accounting matters.

We express no view as to, and our opinion does not address, the Company’s underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to the Company or in which the Company might engage. This opinion is limited to and addresses only the fairness, from a financial point of view, as of the date hereof, to the holders of the Shares (other than Excluded Shares) of the Consideration to be paid to such holders pursuant to the Agreement. We have not been asked to, nor do we express any view on, and our opinion does not address, any other term or aspect of the Agreement or the Transaction, including, without limitation, the structure or form of the Transaction, or any other agreements or arrangements contemplated by the Agreement or entered into in connection with or otherwise contemplated by the Transaction, including, without limitation, the fairness of the Transaction or any other term or aspect of the Transaction to, or any consideration to be received in connection therewith by, or the impact of the Transaction on, the holders of any other class of securities, creditors or other constituencies of the Company or any other party. In addition, we express no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of the Company or any party, or class of such persons in connection with the Transaction, whether relative to the Consideration to be paid to the holders of the Shares pursuant to the Agreement or otherwise. Our opinion is necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof, and we do not have any obligation or responsibility to update, revise or reaffirm this opinion based on circumstances, developments or events occurring after the date hereof. Our opinion does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Tender Offer, or otherwise act with respect to the Transaction or any other matter.

Our financial advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction. The issuance of this opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

Based upon and subject to the foregoing, including the various assumptions made, procedures followed, matters considered, and qualifications and limitations set forth herein, we are of the opinion, as of the date hereof, that the Consideration to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

/s/ Centerview Partners LLC

CENTERVIEW PARTNERS LLC

ANNEX II

SECTION 262 OF THE

GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

APPRAISAL RIGHTS

Appraisal Rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger, consolidation, conversion, transfer, domestication or continuance nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository; the words “beneficial owner” mean a person who is the beneficial owner of shares of stock held either in voting trust or by a nominee on behalf of such person; and the word “person” means any individual, corporation, partnership, unincorporated association or other entity.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent, converting, transferring, domesticating or continuing corporation in a merger, consolidation, conversion, transfer, domestication or continuance to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264, § 266 or § 390 of this title (other than, in each case and solely with respect to a converted or domesticated corporation, a merger, consolidation, conversion, transfer, domestication or continuance authorized pursuant to and in accordance with the provisions of § 265 or § 388 of this title):

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders, or at the record date fixed to determine the stockholders entitled to consent pursuant to § 228 of this title, to act upon the agreement of merger or consolidation or the resolution providing for the conversion, transfer, domestication or continuance (or, in the case of a merger pursuant to § 251(h) of this title, as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent, converting, transferring, domesticating or continuing corporation if the holders thereof are required by the terms of an agreement of merger or consolidation, or by the terms of a resolution providing for conversion, transfer, domestication or continuance, pursuant to § 251, § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264, § 266 or § 390 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or of the converted entity or the entity resulting from a transfer, domestication or continuance if such entity is a corporation as a result of the conversion, transfer, domestication or continuance, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger, consolidation, conversion, transfer, domestication or continuance will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) [Repealed.]

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation, the sale of all or substantially all of the assets of the corporation or a conversion effected pursuant to § 266 of this title or a transfer, domestication or continuance effected pursuant to § 390 of this title. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger, consolidation, conversion, transfer, domestication or continuance for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations or the converting, transferring, domesticating or continuing corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and, § 114 of this title, if applicable) may be accessed without subscription or cost. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger, consolidation, conversion, transfer, domestication or continuance, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger, consolidation, conversion, transfer, domestication or continuance shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger, consolidation, conversion, transfer, domestication or continuance, the surviving, resulting or converted entity shall notify each stockholder of each constituent or converting, transferring, domesticating or continuing corporation who has complied with this subsection and has not voted in favor of or consented to the merger, consolidation, conversion, transfer, domestication or continuance, and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section, of the date that the merger, consolidation or conversion has become effective; or

(2) If the merger, consolidation, conversion, transfer, domestication or continuance was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent, converting, transferring, domesticating or continuing corporation before the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, or the surviving, resulting or converted entity within 10 days after such effective date, shall notify each stockholder of any class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation who is entitled to appraisal rights of the approval of the merger, consolidation, conversion, transfer, domestication or continuance and that appraisal rights are available for any or all shares of such class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting, transferring, domesticating or continuing corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and § 114 of this title, if applicable) may be accessed without subscription or cost. Such notice may, and, if given on or after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, shall, also notify such stockholders of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving, resulting or converted entity the appraisal of such holder’s shares; provided that a demand may be delivered to such entity by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs such entity of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, either (i) each such constituent corporation or the converting, transferring, domesticating or continuing corporation shall send a second notice before the effective date of the merger, consolidation, conversion, transfer, domestication or continuance notifying each of the holders of any class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation that are entitled to appraisal rights of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance or (ii) the surviving, resulting or converted entity shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation or entity that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation or the converting, transferring, domesticating or continuing corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(3) Notwithstanding subsection (a) of this section (but subject to this paragraph (d)(3)), a beneficial owner may, in such person’s name, demand in writing an appraisal of such beneficial owner’s shares in accordance with either paragraph (d)(1) or (2) of this section, as applicable; provided that (i) such beneficial owner continuously owns such shares through the effective date of the merger, consolidation, conversion, transfer, domestication or continuance and otherwise satisfies the requirements applicable to a stockholder under the first sentence of subsection (a) of this section and (ii) the demand made by such beneficial owner reasonably identifies the holder of record of the shares for which the demand is made, is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provides an address at which such beneficial owner consents to receive notices given by the surviving, resulting or converted entity hereunder and to be set forth on the verified list required by subsection (f) of this section.

(e) Within 120 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, the surviving, resulting or converted entity, or any person who has complied with subsections (a) and (d) of this section and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, any person entitled to appraisal rights who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation, conversion, transfer, domestication or continuance. Within 120 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, any person who has complied with the requirements of subsections (a) and (d) of this section, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the surviving, resulting or converted entity a statement setting forth the aggregate number of shares not voted in favor of the merger, consolidation, conversion, transfer, domestication or continuance (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2) of this title)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of stockholders or beneficial owners holding or owning such shares (provided that, where a beneficial owner makes a demand pursuant to paragraph (d)(3) of this section, the record holder of such shares shall not be considered a separate stockholder holding such shares for purposes of such aggregate number). Such statement shall be given to the person within 10 days after such person’s request for such a statement is received by the surviving, resulting or converted entity or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section, whichever is later.

(f) Upon the filing of any such petition by any person other than the surviving, resulting or converted entity, service of a copy thereof shall be made upon such entity, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all persons who have demanded appraisal for their shares and with whom agreements as to the value of their shares have not been reached by such entity. If the petition shall be filed by the surviving, resulting or converted entity, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving, resulting or converted entity and to the persons shown on the list at the addresses therein stated. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving, resulting or converted entity.

(g) At the hearing on such petition, the Court shall determine the persons who have complied with this section and who have become entitled to appraisal rights. The Court may require the persons who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any person fails to comply with such direction, the Court may dismiss the proceedings as to such person. If immediately before the merger, consolidation, conversion, transfer, domestication or continuance the shares of the class or series of stock of the constituent, converting, transferring, domesticating or continuing corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger, consolidation, conversion, transfer, domestication or continuance for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the persons entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger, consolidation, conversion, transfer, domestication or continuance, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger, consolidation, conversion, transfer, domestication or continuance through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger, consolidation or conversion and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving, resulting or converted entity may pay to each person entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving, resulting or converted entity or by any person entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the persons entitled to an appraisal. Any person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section may participate fully in all proceedings until it is finally determined that such person is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving, resulting or converted entity to the persons entitled thereto. Payment shall be so made to each such person upon such terms and conditions as the Court may order. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving, resulting or converted entity be an entity of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section who participated in the proceeding and incurred expenses in connection therewith, the Court may order all or a portion of such expenses, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal not dismissed pursuant to subsection (k) of this section or subject to such an award pursuant to a reservation of jurisdiction under subsection (k) of this section.

(k) Subject to the remainder of this subsection, from and after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, no person who has demanded appraisal rights with respect to some or all of such person’s shares as provided in subsection (d) of this section shall be entitled to vote such shares for any purpose or to receive payment of dividends or other distributions on such shares (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger, consolidation, conversion, transfer, domestication or continuance). If a person who has made a demand for an appraisal in accordance with this section shall deliver to the surviving, resulting or converted entity a written withdrawal of such person’s demand for an appraisal in respect of some or all of such person’s shares in accordance with subsection (e) of this section, either within 60 days after such effective date or thereafter with the written approval of the corporation, then the right of such person to an appraisal of the shares subject to the withdrawal shall cease. Notwithstanding the foregoing, an appraisal proceeding in the Court of Chancery shall not be dismissed as to any person without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just, including without limitation, a reservation of jurisdiction for any application to the Court made under subsection (j) of this section; provided, however that this provision shall not affect the right of any person who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation, conversion, transfer, domestication or continuance within 60 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, as set forth in subsection (e) of this section. If a petition for an appraisal is not filed within the time provided in subsection (e) of this section, the right to appraisal with respect to all shares shall cease.

(l) The shares or other equity interests of the surviving, resulting or converted entity to which the shares of stock subject to appraisal under this section would have otherwise converted but for an appraisal demand made in accordance with this section shall have the status of authorized but not outstanding shares of stock or other equity interests of the surviving, resulting or converted entity, unless and until the person that has demanded appraisal is no longer entitled to appraisal pursuant to this section.